SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

LG Display Co., Ltd.

(f/k/a LG.Philips LCD Co., Ltd.)

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

YEARLY REPORT

(From January 1, 2007 to December 31, 2007)

THIS IS A TRANSLATION OF THE YEARLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Overview
	A.	Industry
	B.	Company

2.	Information Regarding Shares
	A.	Change in capital stock
	B.	Convertible bonds
	C.	Shareholder list
	D.	Voting rights
	E.	Dividends

3.	Major Products and Materials
	A.	Major products in 2007
	B.	Average selling price trend of major products
	C.	Major materials
	D.	Price trend of major materials

4.	Production & Equipment
	A.	Production capacity and calculation
	B.	Production performance and working ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Directors & Employees
	A.	Members of Board of Directors
	B.	Committees of the Board of Directors
	C.	Director & Officer Liability Insurance
	D.	Employees
	E.	Stock Option

7.	Financial Information
	A.	Financial highlights
	B.	R&D expense
	C.	Domestic credit rating
	D.	Remuneration for directors in 2007
	E.	Derivative contracts
	F.	Status of Equity Investment

Attachment:	1. Korean GAAP Consolidated Financial Statements
2. Korean GAAP Non-consolidated Financial Statements

1.	Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

-	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV became to play a key role in the digital display market. There is a competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as well as being a capital-intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

-	Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG. Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of December 30, 2007, we operate fabrication facilities located in Gumi and Paju, Korea, and seven module facilities located in Gumi and Paju, Korea, Nanjing (3 factories) and Guangzhou, China and Wroclaw, Poland.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and our decision to invest in an 8th generation fab (P8), we are expanding our production capacity in line with growing large-sized LCD TV market.

-	As demand for LCD TV continued to grow, our non-consolidated sales revenue increased by 38.8% from KRW 10,201billion in 2006 to KRW 14,163 billion in 2007. We recorded an operating income of KRW 1,491 billion in 2007 compared to an operating loss of KRW 945 billion in 2006 and we recorded a net income of KRW 1,344 billion in 2007 compared to a net loss of KRW 769 billion in 2006. (Our consolidated sales revenue under Korean GAAP increased by approximately 35.1% from KRW 10,624 billion in 2006 to KRW 14,352 billion in 2007. We recorded a consolidated operating income under Korean GAAP of KRW 1,504 billion in 2007 compared to a consolidated operating loss of KRW 879 billion 2006. Our consolidated net income (loss) under Korean GAAP for fiscal years 2006 and 2007, respectively, are the same as our non-consolidated net income (loss) for the corresponding periods.)

-	We reinforced our position as a leader in LCD technology by developing the world’s largest 52-inch multi-touch screen panel and the world’s largest 47-inch triple-view panel that also has the world’s highest resolution in its category, as well as developing ultra-slim panels for televisions and increasing the user-friendliness of LCD panels.

-	Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, HP and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	Worldwide market share of large-size TFT-LCD panels (≥ 10”) based on revenue.

	2007	2006	2005
Panel for Notebook Computer	28.5%	26.2%	22.5%
Panel for Monitor	15.6%	15.6%	22.5%
Panel for TV	22.0%	23.6%	23.9%
Total	20.4%	20.5%	22.2%

*	Source: DisplaySearch Q1 2008

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

-	P7 in our Paju Display Cluster reached an expanded production capacity of over 130 thousand sheets of glass substrates per month in the fourth quarter of 2007 and we have commenced the construction of P8 (8th generation fab) in anticipation of a growth in the larger TFT-LCD market.

-	In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first global LCD panel manufacturer to establish a production facility in Europe. We broke ground on the plant in June 2006 and started mass production in March 2007.

-	In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in August 2006, we established LG.Philips LCD Guangzhou Co., Ltd. We commenced mass production at the new module production plant in December 2007.

-	We also plan to strengthen the foundation for future growth by leading the market in the future display technologies which include preparing for the start of the AMOLED business, accelerating the development of flexible display technologies and leading the LED back-light LCD market.

-	In order to facilitate a cooperative purchasing relationship with HannStar, a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of Hannstar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

(5)	Organization chart as of December 31, 2007

-	CEO : Chief Executive Officer

-	CFO : Chief Financial Officer

-	CPO : Chief Production Officer

-	CTO : Chief Technology Officer

2.	Information Regarding Shares

A.	Change in Capital Stock

(Unit : KRW, Share)

Date	Descriptions		Change of Number of Common Shares	Face amount per share
July 27, 2005	Follow-on Offering	*	32,500,000	5,000

*	ADSs offering (US$42.64 per Share, US$21.32 per ADS)

B.	Convertible Bonds

Item		Contents
Issuing Date		April 18, 2007

Maturity		April 18, 2012
(Redemption Date after Put Option Exercise)		(April 18, 2010)

Face Amount		USD550,000,000

Offering method		Public offering

Conversion period		Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

Conversion price		KRW 49,070 per share*

Conversion status	None	None
	Number of convertible shares	10,464,234 shares if all are converted*

Remarks		- Registered form

- Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 49,070 to KRW 48,760 following the approval by the stockholders, during the annual general meeting of stockholders, of a cash dividend of KRW 750 per share.

C.	Shareholder List

(1)	Total shares issued : 357,815,700 shares as of December 31, 2007

(2)	Largest shareholder and related parties as of December 31, 2007

(Unit: share)

Name	Relationship	January 1, 2007	Increase/Decrease	December 31, 2007
LG Electronics	Largest Shareholder	135,625,00 (37.90)%	—	135,625,000 (37.9)%
Young Soo Kwon	Related Party	—	15,000	15,000 (0.0)%
Total		135,625,000 (37.90)%	15,000	135,640,000 (37.9)%

(3)	Shareholders who own 5% or more of our shares as of December 31, 2007

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.9%
Philips Electronics	Common Stock	71,225,000	19.9%*
Total	—	206,850,000	57.8%

*	On March 17, 2008, Philips Electronics sold an additional 6.7% of its equity ownership interest (24 million shares of common stock) in us.

D.	Voting rights as of December 31, 2007

(Unit: share)

Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—
Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

Dividends	during the recent 3 fiscal years

Description	2007	2006	2005
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	1,344,027	(-)769,313	517,012
Earnings per share (Won)	3,756	(-)2,150	1,523
Retained earning for dividends (Million Won)	4,028,227	2,711,036	3,480,349
Total cash dividend amount (Million Won)	268,362	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	1.6%	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	750	—	—
Stock dividend per share (Won)	—	—	—

*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share is calculated by net income divided by weighted average number of common stock.

3.	Major Products and Materials

A.	Major products in 2007

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	13,137	(92.8%)
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	1,026	(7.2%)
Total					14,163	(100%)

*	Local export was included.

B.	Average selling price trend of major products

(Unit: USD / m2)

Description	2007 Q4	2007 Q3	2007 Q2	2007 Q1
TFT-LCD panel	1,375	1,364	1,274	1,287

*	Half-finished products in cell format are excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	Consolidated basis

C.	Major materials

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)		Remarks
TFT-LCD	Materials	Back-Light	LCD Panel Manufacturing	2,114 (28.8%)		Heesung Electronics Ltd., etc.
		Glass		1,648 (22.4%)		Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Polarizer		937 (12.7%)		LG Chem., etc.
		Others		2,652 (36.1%)		—
Total				7,351	(100.0%)	—

D.	Price trend of major materials

-	Prices of major materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials according to the increased production of larger-size panels.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2007	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	11,544	9,942	8,128

(2)	Calculation of Capacity

a.	Method

(1) Assumptions for calculation

- Based on input glass

(2) Calculation method

- 2007 : Monthly maximum input capacity in the year of 2007 x number of months (12 months).

- 2006 and 2005: Monthly maximum input capacity for 4th quarter x number of months (12 months).

b.	Average working hours

- See 4.B(2) below.

B.	Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2007	2006	2005
TFT-LCD	TFT-LCD	Gumi, Paju	10,182	9,052	7,544

*	Based on input glass

(2)	Working Ratio

(Unit: Hours)

Business place (area)	Available working hours of 2007	Real working hours of 2007	Average working ratio
Gumi (TFT-LCD)	8,760 (24 hours X 365 Days)	8,760 (24 hours X 365 Days)	100%
Paju (TFT-LCD)	8,760 (24 hours X 365 Days)	8,712 (24 hours X 363 Days)	99.5%

C.	Investment plan

(1)	Investment in progress

(Unit: In billions of Won)
Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New	Q4 ‘05~	Building/ Machinery, Etc.	New Product	3,039	699	2,340	—

(2)	Investment Plan (Consolidated basis)

(Unit: In billions of Won)
Business area	Project	Expected yearly investment			Investment effects	Remarks
		2008 *	2009 **	2010 **
TFT-LCD	New / Expansion, etc.	3,000	—	—	Capacity Expansion, etc.

*	Expected investments in 2008 are subject to change depending on market environment.
**	Expected investments in 2009 and in 2010 cannot be projected due to industry characteristics.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2007	2006	2005
		TFT- LCD	Overseas	13,137	9,355	8,114
TFT-LCD	Products, etc.		Korea*	1,026	846	776
			Total	14,163	10,201	8,890

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	As of December 31, 2007, each of IT business unit, TV business unit, and Small & Medium Displays business unit has individual sales and customer support function.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide technical support to customers.

(2)	Sales route

-	LG Display → Overseas subsidiaries (USA/Germany/Japan/Taiwan /Shenzhen/Shanghai), etc.

→ System integrators, Branded customers → End users

-	LG Display → System integrators, Branded customers → End users

(3)	Sales methods and conditions

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and the leading consumer electronics makers globally

-	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

-	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6.	Directors & Employees

A.	Members of Board of Directors as of December 31, 2007

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Joint Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	Chief Financial Officer of Philips FDS

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director, Chairman of BOD	Chief Executive Officer of Philips Consumer Electronics

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

A.	Members of Board of Directors as of March 28, 2008

Name	Date of Birth	Position	Business Experience
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics

Simon (ShinIk) Kang	May 10, 1954	Director	Head of [Digital Display Product Business Division] of LG Electronics

Paul Verhgen	February 2, 1962	Director	Chief Financial Officer of Consumer Lifestyle Section, Philips Electronics

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP

B.	Committees of the Board of Directors

Committees of the Board of Directors as of December 31, 2007

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han

Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun

Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

Committees of the Board of Directors as of March 28, 2007

Committee	Member
Audit Committee	Mr. Ingoo Han, Mr. Yoshihide Nakamura, Mr. William Y. Kim

Remuneration Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. Bruce I. Berkoff

Outside Director Nomination and Corporate Governance Committee	Mr. Simon (Shin Ik) Kang, Mr. Paul Verhagen, Mr. Dongwoo Chun, Mr. William Y. Kim

C.	Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of December 31, 2007)

(Unit: USD)
Name of insurance	Premium paid in 2007	Limit of liability	Remarks
Directors & Officers Liability Insurance	2,420,000	100,000,000	—

*	In July 2007, we renewed our director & officer liability insurance with coverage until July 2008.

(2)	The approval procedure for the Director & Officer Liability Insurance

-	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG Display and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder

Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the

Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

-	Any illegal gaining of personal profit, dishonest or criminal act;

-	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

-	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

-	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

-	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

-	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc. ;

-	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

-	Pollutants, contamination;

-	Act or omission as directors or officers of any other entity other than the Company;

-	Nuclear material, radioactive contamination;

-	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy;

-	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

-	Punitive Damage

-	Nuclear Energy Liability

-	Mutual claim between Insureds

-	Claim of 15% Closely Held entity

-	Claim of Regulator

-	Professional Service liability

-	SEC (Securities and Exchange Commission) – 16(b)

-	ERISA(Employee Retirement Income Security Act)

-	The so called ‘Year 2000 Problem’

-	War & Terrorism

-	Asbestos/Mould liability

-	Patent / Copyright liability, etc.

D.	Employees

(as of December 31, 2007)	(Unit: person, in millions of Won	)

Sex	Details of employees				Total Salary in 2007	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,054	5,421	—	10,475	440,659	40.8	5.1
Female	385	4,433	—	4,818	137,535	27.8	3.1
Total	5,439	9,854	—	15,293	578,194	36.7	4.5

*	Directors and executive officers are excluded.

E.	Stock Option

The following table sets forth certain information regarding our stock option plan as of December 31, 2007.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						220,000		220,000

7.	Financial Information

A.	Financial Highlights (Based on Consolidated, Korean GAAP)

(Unit: KRW Million)
Description	2007	2006	2005	2004	2003
Current Assets	5,746,133	3,154,627	3,846,068	3,391,478	2,120,540
Quick Assets	4,922,209	2,101,922	3,155,283	2,586,190	1,783,365
Inventories	823,924	1,052,705	690,785	805,288	337,175
Non-current Assets	8,033,702	10,333,160	9,828,014	6,965,824	4,338,738
Investments	24,718	19,298	14,173	16	16
Tangible Assets	7,528,523	9,428,046	9,199,599	6,528,182	3,947,407
Intangible Assets	123,111	123,826	159,306	192,010	222,480
Other Non-current Asset	357,350	761,990	454,936	245,616	168,835
Total Assets	13,779,835	13,487,787	13,674,082	10,357,302	6,459,278
Current Liabilities	2,401,222	3,208,789	3,138,835	2,568,264	2,234,113
Non-current Liabilities	3,089,154	3,389,322	2,859,650	2,016,396	1,331,129
Total Liabilities	5,490,376	6,598,111	5,998,485	4,584,660	3,565,242
Capital Stock	1,789,079	1,789,079	1,789,079	1,626,579	1,450,000
Capital Surplus	2,311,071	2,275,172	2,279,250	1,012,271	—
Other Accumulated Comprehensive Income	5,823	(13,948)	(1,418)	42,117	7,806
Retained Earnings	4,183,400	2,839,373	3,608,686	3,091,675	1,436,230
Minority Interest	86	—	—	—	—
Total Shareholder’s Equity	8,289,459	6,889,676	7,675,597	5,772,642	2,894,036

Description	2007	2006	2005	2004	2003
Sales Revenues	14,351,966	10,624,200	10,075,580	8,328,170	6,098,335
Operating Income(Loss)	1,504,007	(879,038)	469,697	1,728,356	1,074,120
Income(Loss) before Income Tax	1,542,959	(1,021,476)	368,695	1,687,942	1,012,871
Net Income(Loss)	1,344,027	(769,313)	517,012	1,655,445	1,019,273

*	For the purpose of comparison, Financial Statements for FY 2003 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B.	R&D Expense

(1)	Summary

(Unit: In millions of Won)
Account		2007	2006	2005	Remarks
	Direct Material Cost	246,577	291,714	253,930
	Direct Labor Cost	110,586	87,078	72,142
	Depreciation Expense	22,516	20,671	11,710
	Others	34,737	36,649	23,979
	R&D Expense Total	414,416	436,112	361,761
Accounting Treatment	Selling & Administrative Expenses	106,082	82,635	55,057
	Manufacturing Cost	308,334	353,477	306,704
R&D Expense / Sales Ratio		2.9%	4.3%	4.1%
[Total R&D Expense/Sales for the period×100]

(2)	R&D achievements

[Achievements in 2004]

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

-	Achievement of High Contrast Ratio and Fast Response Time through new technologies

-	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra High Resolution Product (30-inch)

-	World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

-	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5)	Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

-	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

-	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievements in 2005]

6)	Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

-	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

-	Development of 6200nit luminance backlight

7)	Development of world’s largest 10.1-inch Flexible Display

-	Joint development with E-ink Corporation

8)	37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line

(Copper bus Line)

-	World’s 1st mass production of copper bus line Model

-	Realize Full HD Resolution (1920x1080)

9)	37-inch wide LCD Model development which is world’s best in power consumption

-	The lowest power consumption of below 120W (applying EEFL)

-	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievements in 2006]

10)	Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

-	Slim model (10t → 7t), featuring 500nit, NTSC 72%

-	Development of Slim and High Brightness Backlight

11)	World’s largest size 100-inch TFT-LCD development

-	High quality image without noise or signal distortion, applying low resistance copper bus line

-	High dignity picture for Full HDTV

12)	32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

-	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

-	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13)	World’s largest 20.1-inch TFT-LCD for Notebook Computer Development

-	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

14)	Ultra-slim TFT-LCD development for mobile phones

-	Realization of 1.3t by reducing light guide plate & glass thickness

15)	The fast response 2.0” TFT-LCD development for mobile phones

-	Realization of high quality image by new liquid crystal development (25ms → 16ms)

16)	Wide Color Gamut 30” Wide TFT-LCD Monitor Development

-	Realization of 92% high color gamut by Application of WCG CCFL

17)	LGE Chassis integration model (Tornado) development (32”/37”/42”)

-	Maximized cost reduction by co-design with LGE & LPL

-	Improved product competitiveness by thin & light design

18)	32” 120Hz new-mode panel development

-	Cost reduction & spec. upgrade by new-mode panel

-	MBR (Motion Blur Reduction) by 120Hz driving

19)	CI model development (new concept BL)

-	Cost reduction and productivity improvement by new concept backlight

[Achievements in 2007]

20)	Development of 1st Poland model

-	32-inch HD model

21)	Development of socket type backlight model

-	42-inch FHD model

-	47-inch HD/FHD model

22)	Development of new concept backlight model

-	Development of 32-inch HD model

-	42-/47-inch model under development

23)	Development of interlace image sticking free technology and model

-	Improvement of low picture quality caused by TV interlace signals

24)	Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

-	Our first ODF model for mobile phone application (1.52 inch)

25)	Development of GIP (Gate in Panel) application model 15XGA

-	Removed gate drive IC: 3ea → 0ea

-	Reduction in net material costs and shortening of assembly process

26)	24-inch TN (92%) monitor model development

-	The world’s first large-size panel TN application

-	Realization of 92% high color gamut on the world’s largest TN panel

27)	15.4-inch LED backlight applied model development

-	The world’s first 15.4-inch wide LED-applied display panel for notebooks

-	The world’s largest LED-applied panel for notebooks

28)	Development of FHD 120Hz display panel

-	37- to 47-inch FHD model

29)	Development of backlight localization model

-	32-inch HD model

30)	Development of enhanced Dynamic Contrast Ratio technology

-	32-inch HD Model

-	Enhanced from 5000:1 to 10000:1

31)	Development of technology that improves panel transmittance

-	Expected to be applied to new models

32)	Development of THM (through-hole mounting) technology and model

-	37~47 inch Model

-	Providing more mounting options to users

33)	Development of the world’s first DRD (Double Rate Driving) technology-applied model

-	Source Drive IC reduction: 6ea → 3ea

-	Reduction in net material costs and shortening of assembly process

34)	COG (Chip On Panel) Apply Model Development

-	Development of thin & light LCD made possible by Flat Type Structure

35)	26-inch/30-inch IPS 102% Monitor Model Development

-	Development of 26-inch/30-inch IPS Model that can realize 102% Wide Color Gamut

36)	2.4-inch Narrow Bezel for Mobile Display

-	The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. This is approximately 50% thinner than most a-Si TFT LCD panels currently produced, which generally have borders measuring closer to 2mm

37)	Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books (The first EPD product for LG Display)

-	The first EDP to be developed and launched in the marketplace to be used in e-books, this 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	March 2005	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	December 2006	A+
	June 2007	A+
	March 2005	AA-	Korea Investors Service, Inc. (AAA ~ D)
	June 2005	AA-
	June 2006	AA-
	January 2007	A+
	June 2007	A+
Commercial Paper	June 2005	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	January 2006	A1
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1

D.	Remuneration for directors in 2007

(Unit: In millions of Won)
Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Fair value of stock option	Remarks
Inside Directors (4 persons)	1,455	13,400	364	254	-
Outside Directors (5 persons)	277		55		Audit committee consists of three outside directors.
Inside Directors (1 person)	2,111		2,111		Payment of severance benefits

*	National pension fee and health insurance fee are included.

E.	Derivative contracts

(1)	Foreign currency forward contracts

(Unit: In millions)
Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date

ABN Amro Bank and others	US$	1,550	(Won)	1,420,488	(Won)898.9:US$1~ (Won)938.8:US$1	January 2, 2008 – March 3, 2008

Woori Bank and others	EUR	80	(Won)	104,989	(Won)1,297.76:EUR1~ (Won)1,352.36:EUR1	January 2, 2008 – February 27, 2008

BNP Paribas and others	(Won)	39,934	JP¥	5,000	(Won)7.922:JP¥1~ (Won)8.052:JP¥1	January 14, 2008 – February 14, 2008

ABN Amro Bank and others	US$	87	JP¥	10,000	JP¥113.46:US$1~ JP¥116.05:US$1	January 14, 2008 – February 20, 2008

(2)	Cross Currency Swap

(Unit: In millions )
Contracting party	Contract Amount			Contract interest rate	Maturity date

Kookmin Bank and others	Buying position	US$	150	3 Month Libor ~ 3 Month Libor + 0.53%	Aug. 29, 2011 – Jan. 31, 2012
	Selling position	(Won)	143,269	4.54% - 5.35%

(3)	Interest Rate Swap

(Unit: In millions )
Contracting party	Contract Amount		Contract interest rate		Maturity date
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6 Month Libor	May 21, 2009 – May 24, 2010
			Fixed Rate Payment	5.375%~ 5.644%

(4)	Currency Option

(Unit: In millions )
Type	Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price	Maturity date

Range Forward Option	KDB and others	US$	180	US$	180	(Won)917.00:US$1 - (Won)932.00:US$1	Jan. 11, 2008 – Mar. 31, 2008

(Unit: In millions )
Type	Contracting party	JPY Call Option Buying Position	JPY Put Option Selling Position	Strike Price	Maturity date

Range Forward Option	Citibank and others	JP¥10,000	JP¥10,000	(Won)7.850:JP¥1 - (Won)8.300:JP¥1	Jan. 11, 2008 – Feb. 14, 2008

F.	Status of Equity Investment as of December 31, 2007

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,550,000	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	*	*	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	*	*	100%
LG.Philips LCD Poland Sp. z o.o.	5,110,710	4,103,277	80%
LG.Philips LCD Guangzhou Co., Ltd.	*	*	100%
LG.Philips LCD Shenzhen Co., Ltd.	*	*	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.

LG.Philips LCD Co., Ltd. and

Subsidiaries

Consolidated Financial Statements

December 31, 2007 and 2006

LG.Philips LCD Co., Ltd. and Subsidiaries

Index

December 31, 2007 and 2006

Page(s)
Report of Independent Auditors	1 - 2

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Financial Statements	8 - 47

A member firm of

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Shareholders and Board of Directors of

LG.Philips LCD Co., Ltd. and its Subsidiaries

We have audited the accompanying consolidated balance sheets of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations, the changes in their shareholders’ equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

February 18, 2008

This report is effective as of February 18, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents (Note 4)	(Won)	1,196,423	(Won)	954,362
Short-term financial instruments (Note 4)		785,000		—
Available-for-sale securities		63		23
Trade accounts and notes receivable, net (Notes 5, 6, 11 and 29)		2,339,690		859,300
Other accounts receivable, net (Notes 5, 6 and 29)		97,098		112,182
Accrued income, net (Note 5)		13,949		850
Advance payments, net (Note 5)		2,783		7,050
Prepaid expenses		35,613		23,536
Prepaid value added tax (Note 6)		105,924		93,058
Deferred income tax assets (Note 23)		332,926		677
Other current assets (Note 19)		12,740		50,884
Inventories, net (Notes 7 and 11)		823,924		1,052,705

Total current assets		5,746,133		3,154,627
Long-term financial instruments (Note 4)		13		13
Available-for-sale securities		1		1
Equity method investment (Note 8)		24,704		19,284
Property, plant and equipment, net (Notes 9 and 11)		7,528,523		9,428,046
Intangible assets, net (Note 10)		123,111		123,826
Non-current guarantee deposits		30,495		22,454
Long-term other accounts receivable (Note 5)		20,141		—
Long-term prepaid expenses		155,656		138,051
Deferred income tax assets (Note 23)		151,058		601,485

Total assets	(Won)	13,779,835	(Won)	13,487,787

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 6 and 29)	(Won)	994,701	(Won)	949,436
Other accounts payable (Notes 6 and 29)		614,904		1,249,405
Short-term borrowings (Note 13)		4,660		250,105
Advances received		82,101		45,785
Advanced income		15,248		7,055
Withholdings		7,160		25,376
Accrued expenses (Note 6)		99,288		55,867
Income tax payable (Note 23)		78,133		4,658
Warranty reserve (Note 12)		49,295		31,261
Current portion of long-term debts and debentures (Note 13)		409,082		563,630
Other current liabilities (Note 19)		46,650		26,211

Total current liabilities		2,401,222		3,208,789
Debentures, net of current portion and discounts on debentures (Note 14)		1,998,147		2,319,391
Long-term debts, net of current portion (Note 14)		993,785		987,597
Long-term other accounts payable		31,046		—
Long-term accrued expenses (Notes 17 and 29)		12,680		430
Accrued severance benefits, net (Note 16)		53,496		81,885
Deferred income tax liabilities (Note 23)		—		19

Total liabilities		5,490,376		6,598,111

Commitments and contingencies (Note 18)
Shareholders’ equity
Controlling interest
Capital stock (Notes 1 and 20)		1,789,079		1,789,079
Capital surplus (Note 21)		2,311,071		2,275,172
Accumulated other comprehensive income (loss) (Note 22)		5,823		(13,948)
Retained earnings (Note 21)		4,183,400		2,839,373

Total controlling interest		8,289,373		6,889,676
Minority interest		86		—

Total shareholders’ equity		8,289,459		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,779,835	(Won)	13,487,787

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., and Ltd. Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2007 and 2006

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 29 and 31)	(Won)	14,351,966	(Won)	10,624,200
Cost of sales (Notes 25 and 29)		12,115,363		10,932,316

Gross profit (loss)		2,236,603		(308,116)
Selling and administrative expenses (Notes 26 and 30)		732,596		570,922

Operating income (loss)		1,504,007		(879,038)

Non-operating income
Interest income		58,348		29,309
Rental income		3,796		7,811
Foreign exchange gains		376,381		306,132
Gain on foreign currency translation (Note 19)		61,315		62,576
Gain on valuation of equity method investment (Note 8)		6,860		5,128
Gain on disposal of property, plant and equipment		1,485		488
Commission earned (Note 18)		163,755		23,356
Gain on redemption of debentures		1,868		—
Others		9,992		9,443

		683,800		444,243

Non-operating expenses
Interest expenses		201,296		179,199
Foreign exchange losses		299,076		344,941
Loss on foreign currency translation (Note 19)		51,662		20,341
Donations		2,344		1,837
Loss on disposal of accounts receivable (Note 5)		18,463		20,778
Loss on disposal of available-for-sale securities		—		35
Loss on disposal of property, plant and equipment		4,141		1,062
Impairment loss on property, plant and equipment (Note 9)		44,398		—
Loss on disposal of investment assets		—		118
Other bad debt expense		3,166		—
Ramp up cost (Note 7)		—		18,043
Loss on redemption of debentures (Note 14)		19,500		—
Others		802		327

		644,848		586,681

Income (loss) before income tax		1,542,959		(1,021,476)
Income tax benefit (expense) (Note 23)		(198,932)		252,163

Net income (loss)	(Won)	1,344,027	(Won)	(769,313)

Controlling interest net income (loss)	(Won)	1,344,027	(Won)	(769,313)

Minority interest net income	(Won)	—	(Won)	—

Basic earnings (loss) per share (Note 27)	(Won)	3,756	(Won)	(2,150)
Diluted earnings (loss) per share (Note 27)	(Won)	3,716	(Won)	(2,150)

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2007 and 2006

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive income (loss)		Retained earnings		Minority interest		Total
Balance as of January 1, 2006	(Won)	1,789,079	(Won)	2,279,250	(Won)	(1,418)	(Won)	3,608,686	(Won)	—	(Won)	7,675,597
Net loss		—		—		—		(769,313)		—		(769,313)
Changes in consideration for conversion rights		—		(4,078)		—		—		—		(4,078)
Changes in overseas subsidiary translation adjustment		—		—		(14,821)		—		—		(14,821)
Changes in gain on valuation of derivatives		—		—		(4,870)		—		—		(4,870)
Changes in loss on valuation of derivatives		—		—		7,161		—		—		7,161

Balance as of December 31, 2006	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	—	(Won)	6,889,676

Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	—	(Won)	6,889,676
Net income		—		—		—		1,344,027		—		1,344,027
Changes in consideration for conversion rights		—		35,899		—		—		—		35,899
Changes in overseas subsidiary translation adjustment		—		—		46,772		—		—		46,772
Changes in gain on valuation of derivatives		—		—		(22,925)		—		—		(22,925)
Changes in loss on valuation of derivatives		—		—		(4,076)		—		—		(4,076)
Changes in the investor’s share of subsidiary		—		—		—		—		86		86

Balance as of December 31, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	5,823	(Won)	4,183,400	(Won)	86	(Won)	8,289,459

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	1,344,027	(Won)	(769,313)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation (Note 9)		2,775,549		2,593,439
Amortization of intangible assets (Note 10)		54,468		45,410
Loss on disposal of available-for-sale securities		—		35
Gain on valuation of equity method investment, net (Note 8)		(6,860)		(5,128)
Loss on disposal of property, plant and equipment, net		2,656		574
Impairment loss on property, plant and equipment (Note 9)		44,398		—
Gain on foreign currency translation, net		(16,682)		(52,233)
Amortization of discount on debentures		45,323		35,615
Loss on redemption of debentures, net		17,632		—
Provision for warranty reserve (Note 12)		77,852		46,013
Provision for severance benefits (Note 16)		62,828		55,183
Stock compensation cost (Note 17)		560		—
Loss on disposal of investment assets		—		118

		3,057,724		2,719,026

Changes in operating assets and liabilities
Decrease (Increase) in trade accounts and notes receivable		(1,446,420)		409,123
Decrease (Increase) in inventories		228,781		(361,919)
Decrease (Increase) in other accounts receivable		15,645		(46,148)
Decrease (Increase) in accrued income		(13,098)		519
Decrease (Increase) in advance payments		4,266		(1,056)
Decrease in prepaid expenses		16,939		23,549
Decrease (Increase) in prepaid value added tax		(10,506)		38,172
Decrease (Increase) in current deffered income tax assets		(1,973)		50
Decrease in other current assets		13,135		25,793
Increase in long-term other accounts receivable		(20,141)		—
Increase in long-term prepaid expenses		(46,622)		(80,420)
Decrease (Increase) in non-current deferred income tax assets		114,603		(259,346)
Increase in trade accounts and notes payable		36,778		256,642
Increase (Decrease) in other accounts payable		(19,852)		22,767
Increase (Decrease) in advances received		36,267		(12,777)
Increase in advanced income		8,193		7,055
Increase (Decrease) in withholdings		(18,215)		13,322
Increase (Decrease) in accrued expenses		43,421		(14,101)
Increase (Decrease) in income taxes payable		73,476		(17,131)
Decrease in warranty reserve (Note 12)		(59,818)		(39,699)
Increase (Decrease) in other current liabilities		(6,699)		(8,293)
Increase in long-term accrued expenses		2,892		430
Decrease in non-current deferred income tax liabilities		(19)		(456)
Accrued severance benefits transferred from affiliated company, net (Note 16)		2,117		3,531
Payment of severance benefits (Note 16)		(48,202)		(33,932)
Decrease (Increase) in severance insurance deposits (Note 16)		(45,242)		13,829
Decrease in contributions to the National Pension Fund (Note 16)		110		68
Decrease (Increase) in overseas subsidiary translation adjustment, net		44,940		(23,785)

		(1,095,244)		(84,213)

Net cash provided by operating activities		3,306,507		1,865,500

LG.Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Proceeds from disposal of available-for-sale securities	(Won)	—	(Won)	349
Proceeds from non-current guarantee deposits		412		10,138
Proceeds from disposal of property, plant and equipment		5,546		11,252
Proceeds from disposal of long-term financial instruments		—		3
Proceeds from dividends of equity method investment		1,440		—
Acquisition of short-term financial instruments (Note 4)		(785,000)		—
Acquisition of available-for-sale securities		(39)		(53)
Increase in non-current guarantee deposits		(8,454)		(4,640)
Increase in short-term loans		(9)		(8)
Acquisition of property, plant and equipment (Note 9)		(1,577,319)		(3,075,985)
Acquisition of intangible assets (Note 10)		(18,651)		(8,251)

Net cash used in investing activities		(2,382,074)		(3,067,195)

Cash flows from financing activities
Proceeds from issuance of debentures		508,997		399,600
Proceeds from issuance of long-term debts		378,437		678,160
Increase in long-term other account payable		39,843		—
Repayment of short-term borrowings		(245,336)		(58,307)
Repayment of current portion of long-term debts		(571,052)		(442,848)
Early redemption of debentures		(590,401)		—
Repayment of long-term debts		(202,946)		—

Net cash provided by (used in) financing activities		(682,458)		576,605

Proceeds from minority interest		86		—

Net increase (decrease) in cash and cash equivalents		242,061		(625,090)
Cash and cash equivalents
Beginning of the year		954,362		1,579,452

End of the year	(Won)	1,196,423	(Won)	954,362

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

1.	The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (“Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under its original name of LG Soft, Ltd., and commenced its manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Controlling Company entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. on August 27, 1999.

The Controlling Company listed its shares with the Korea Stock Exchange and with the US Securities and Exchange Commission in July 2004.

As of December 31, 2007 and 2006, the Company’s shareholders are as follows:

	2007		2006
	Number of Shares	Percentage of Ownership (%)	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.9	135,625,000	37.9
Koninklijke Philips Electronics N. V.	71,225,000	19.9	117,625,000	32.9
Others	150,965,700	42.2	104,565,700	29.2

	357,815,700	100.0	357,815,700	100.0

Consolidated Subsidiaries

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A., in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2007 and 2006, its capital stock amounted to US$5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan, in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2007 and 2006, its capital stock amounted to JP¥95 million and is wholly owned by LG.Philips LCD Co., Ltd.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany, in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2007 and 2006, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan, in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of December 31, 2007 and 2006, its capital stock amounted to NTD116 million.

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLNJ was incorporated in Nanjing, China, in July 2002, to manufacture and sell TFT-LCD products. As of December 31, 2007, its capital stock amounted to CNY 1,643 million (2006: CNY 1,380 million), and is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2007 and 2006, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China, in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of December 31, 2007 and 2006, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

(8)	LG.Philips LCD Poland Sp. z o.o.(LPLWR)

LPLWR was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2007, its capital stock amounted to PLN 511 million (2006: PLN 239 million), and is 80.29% owned by LG. Philips LCD Co., Ltd.

(9)	LG.Philips LCD Guangzhou Co., Ltd. (LPLGZ)

LPLGZ was incorporated in Guangzhou, China, on June 30, 2006, to manufacture and sell the TFT LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2007, its capital stock amounted to CNY 582 million (2006: CNY 318 million) and is wholly owned by LG. Philips LCD Co., Ltd.

9

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(10)	LG.Philips LCD Shenzhen Co., Ltd. (LPLSZ)

LPL Shenzhen was incorporated in Shenzhen, China on August 28, 2007, to sell TFT LCD products of LG. Philips LCD Co., Ltd. As of December 31, 2007, its capital stock amounted to CNY 4 million, and is wholly owned by LG. Philips LCD Co., Ltd.

(11)	Global Professional Sourcing Co., Ltd (GPS)

GPS was incorporated in Taipei, Taiwan on September 11, 2007, to survey and search for LCD parts. As of December 31, 2007, its capital stock amounted to NTD 10 million, and is 70% owned by LG. Philips LCD Taiwan Co., Ltd.

Equity-method investment

The primary business of the equity-method investment follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea, in January 2005, to produce electric glass. As of December 31, 2007, its capital stock amounted to (Won)36,000 million and 40% of PEG is owned by LG.Philips LCD Co., Ltd.

2.	Summary of Consolidated Subsidiaries

Consolidated subsidiaries as of December 31, 2007, are as follows:

	Total issued and outstanding shares		No. of shares owned by the Controlling Company and Subsidiaries		Percentage of Ownership (%)	Closing Date
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000		5,000,000		100	12.31
LG.Philips LCD Japan Co., Ltd.	1,900		1,900		100	12.31
LG.Philips LCD Germany GmbH	960,000		960,000		100	12.31
LG.Philips LCD Taiwan Co., Ltd.	11,550,000		11,549,994		100	12.31
LG.Philips LCD Nanjing Co., Ltd.	—	[1]	—	[1]	100	12.31
LG.Philips LCD Hong Kong Co., Ltd.	115,000		115,000		100	12.31
LG.Philips LCD Shanghai Co., Ltd.	—	[1]	—	[1]	100	12.31
LG.Philips LCD Poland Sp.z o.o.	5,110,710		4,103,277		80	12.31
LG.Philips LCD Guangzhou Co., Ltd.	—	[1]	—	[1]	100	12.31
LG.Philips LCD Shenzhen Co., Ltd.[2]	—	[1]	—	[1]	100	12.31
Global Professional Sourcing Co., Ltd[2]	1,000,000		700,000		70	12.31

[1]	No shares have been issued in accordance with the local laws and regulations.
[2]	LG.Philips LCD Shenzhen., Co. Ltd. and Global Professional Sourcing Co., Ltd. were incorporated in 2007.

10

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

A summary of consolidated subsidiaries’ financial data as of and for the year ended December 31, 2007, prior to the elimination of intercompany transactions, follows:

	Total assets		Total liabilities		Total shareholders’ equity		Sales		Net Income (loss)
(in millions of Korean won)
LG.Philips LCD America, Inc.	(Won)	227,361	(Won)	217,064	(Won)	10,297	(Won)	1,561,192	(Won)	793
LG.Philips LCD Japan Co., Ltd.		174,058		168,227		5,831		1,335,073		888
LG.Philips LCD Germany GmbH		571,962		565,317		6,645		2,554,999		1,892
LG.Philips LCD Taiwan Co., Ltd.[1]		575,849		560,221		15,628		3,462,567		2,896
LG.Philips LCD Nanjing Co., Ltd.		424,772		186,891		237,881		272,430		8,927
LG.Philips LCD Hong Kong Co., Ltd.		7,966		402		7,564		725,313		1,496
LG.Philips LCD Shanghai Co., Ltd.		256,811		253,804		3,007		1,379,368		1,820
LG.Philips LCD Poland Sp.z o.o.		350,097		195,866		154,231		95,446		8,964
LG.Philips LCD Guangzhou Co., Ltd.		95,691		33,467		62,224		447		(11,015)
LG.Philips LCD Shenzhen Co., Ltd.		231,739		230,258		1,481		524,568		947
Global Professional Sourcing Co., Ltd		289		—		289		—		—

Total	(Won)	2,916,595	(Won)	2,411,517	(Won)	505,078	(Won)	11,911,403	(Won)	17,608

[1]	The financial data for LG.Philips LCD Taiwan Co., Ltd. are based on its consolidated financial statements while the rest are based on their non-consolidated financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries in the preparation of the accompanying consolidated financial statements, are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

11

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No. 11 and 25, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2007. However, the consolidated statement of changes in shareholders’ equity is not presented comparatively in accordance with SKFAS No. 21.

Due to the adoption of SKFAS No. 21, certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the December 31, 2007 financial statement presentation. These reclassifications have no effect on previously reported net loss or shareholders’ equity.

Principles of Consolidation

The fiscal year end of the consolidated subsidiaries is the same as that of the Controlling Company. Differences in accounting policy, between the Controlling Company and consolidated subsidiaries, are adjusted during consolidation.

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries.

All intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation (Note 29).

To eliminate the investment account of the Controlling Company and corresponding capital accounts of subsidiaries, the purchase method or the pooling of interest method is applied, depending on the nature of the transaction. In using the purchase method, when the Company has control over a subsidiary, the Company records the differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over less than 20 years, using the straight-line method.

Unrealized gains or losses included in inventories and other assets as a result of intercompany transactions are eliminated based on the average gross profit ratio of the corresponding company. Unrealized gains or losses, arising from sales by the Controlling Company to the consolidated subsidiaries, is fully eliminated and charged to the equity of the Controlling Company. Unrealized gains or losses, arising from sales by the consolidated subsidiaries to the Controlling Company, or sales between consolidated subsidiaries, are fully eliminated, and charged to the equity of the Controlling Company and the minority interests, based on the percentage of ownership.

Revenue Recognition

Revenue from the sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

12

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.

Inventories

The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the moving-weighted average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. Inventories are stated at the lower of cost or net realizable value.

Investments in Securities

Costs of securities are determined using the moving-weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses of available-for-sale securities are recognized in the income statement.

Equity method Investments

Investees over which the Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.

13

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Property, Plant and Equipment

Property, plant and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property, plant and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated useful lives	Depreciation Method
Buildings	20 - 40 years	Straight-line method
Structures	20 - 40 years	Straight-line method
Machinery and equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Tools, furniture and fixtures	3 - 5 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on using the following depreciation method and estimated useful lives:

	Estimated useful lives	Depreciation Method
Intellectual property rights	5 - 10 years	Straight-line method
Rights to use electricity and gas supply facilities	10 years	Straight-line method
Rights to use industrial water facilities	10 years	Straight-line method
Software	4 - 10 years	Straight-line method

Government grants

Government grants received, which are to be repaid, are recorded as liability, while grants without obligation to be repaid are offset against cost of assets purchased with such grants. Grants received for a specific purpose are offset against the specific expense for which it was granted, and other grants are recorded as a gain for the period.

Capitalized Interest

The Company capitalizes interest expense incurred on borrowings used to finance the cost of manufacturing, acquisition, and construction of inventory and property, plant, and equipment that require more than one year to complete from the initial date of manufacture, acquisition, and construction.

14

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Impairment Loss of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

Lease Transactions

The Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. As of December 31, 2007, current lease transactions are classified only as operating leases and the related lease rentals are charged to expense when incurred.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Translation of assets and liabilities denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.

Currency translation for foreign operations

Assets and liabilities of a foreign branch or company subject to the equity method of accounting for investments are translated into Korean won at the rates of exchange in effect at the balance sheet date, while their equity is translated at the exchange rate at the time of transaction, and income statement accounts at the average rate over the period. Resulting translation gains and losses are recorded as accumulated other comprehensive income and expense. Corresponding gains and losses are recognized as gain or loss when the foreign branch or company is liquidated or sold.

Provisions and Contingent liability

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

15

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through severance insurance deposits with an insurance company. Deposits made by the Company are recorded as deductions from accrued severance benefits. The excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposits certain portion severance benefits to National Pension Service according to National Pension Law. The deposit amount is recorded as deduction from accrued severance benefits.

Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under accumulated other comprehensive income and expense.

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion right, which is computed as the difference between the issuing value and the present value of future cash flows discounted at the effective interest rate of the bond without conversion features, is included in other capital surplus. The related adjustment to the conversion right is presented as a deduction from the face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Under the fair value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the intrinsic value of the award, and is recognized as expense over the agreed minimum service year.

16

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Income Taxes

Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

4.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	Annual interest rate (%) as of December 31, 2007	2007		2006
Cash and cash equivalents
Cash on hand		(Won)	—	(Won)	6
Checking accounts			3		34
Time deposits	4.9~6.15		972,628		663,480
Passbook accounts in millions of foreign currencies of
US$ 119, JP¥ 732,
EUR 1, NTD 39,
CNY 348, HKD 58, PLN 135
(2006 : US$ 130, JP¥ 391,
EUR 16 , NTD 52,
CNY 998, HKD,103,
PLN 46)	0.22~4.37		223,792		290,842

			1,196,423		954,362
Short-term financial instruments
Time deposits and others	5.5~7.0		785,000		—
Long-term financial instruments
Guarantee deposit for checking accounts	—		13		13

		(Won)	1,981,436	(Won)	954,375

As of December 31, 2007 and 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

17

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

5.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2007 and 2006, consist of the following:

	2007
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable
Trade accounts receivable	(Won)	2,317,204	(Won)	9,017	(Won)	2,308,187
Trade notes receivable		31,503		—		31,503
Other accounts receivable		98,341		1,243		97,098
Accrued income		14,091		142		13,949
Advance payments		2,811		28		2,783
Long-term other accounts receivable		20,145		4		20,141

	(Won)	2,484,095	(Won)	10,434	(Won)	2,473,661

	2006
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable
Trade accounts receivable	(Won)	850,822	(Won)	3,253	(Won)	847,569
Trade notes receivable		11,731		—		11,731
Other accounts receivable		112,561		379		112,182
Accrued income		858		8		850
Advance payments		7,105		55		7,050

	(Won)	983,077	(Won)	3,695	(Won)	979,382

Trade bills negotiated through banks but have not matured, were recorded as short-term borrowings. But there are no negotiated trade bills as of December 31, 2007 (2006: (Won)204,528 million).

In October 2006, the Controlling Company entered into a five-year accounts receivable selling program with Standard Chartered Bank. The Company sells accounts receivable of four subsidiaries, namely, LG.Philips LCD America Inc., LG.Philips LCD Germany GmbH, LG.Philips LCD Shanghai Co., Ltd. and LG.Philips LCD Hong Kong Co., Ltd., on a revolving basis, of up to US$600 million. The Controlling Company joined this program in April 2007. As of December 31, 2007, there are no accounts receivable (2006 : (Won)185,633 million). Losses, including the loss on disposal of accounts receivable, and various program and facility fees associated with the Program totaled approximately (Won)6,053 million for the year ended December 31, 2007 (2006 : (Won)2,458 million).

18

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

In September 2004, the Controlling Company entered into a five-year accounts receivable securitization program (the “Program”) with ABN AMRO-Taipei Branch and ABN AMRO-Tokyo Branch. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$350 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America Inc. (“LPLA”), LG.Philips LCD Germany GmbH (“LPLG”), LG.Philips LCD Japan Co., Ltd. (“LPLJ”) and LG.Philips LCD Taiwan Co., Ltd. (“LPLT”). As of December 31, 2007, there is no outstanding balance of securitized accounts receivable held by the third party conduits (2006: (Won)364,785 million). Losses, including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)9,680 million for the year ended December 31, 2007(2006: (Won)15,509 million).

In June 2006, LG.Philips LCD Shanghai Co., Ltd. (“LPLSH”) entered into an accounts receivable selling program with Standard Chartered Bank for up to US$200 million. As of December 31, 2007, there are no non-maturing accounts receivable sold (2006 : (Won)41,914 million). Losses, including the loss on sale of receivables, and various programs and facility fees associated with the program totaled approximately (Won)434 million for the year ended December 31, 2007 (2006:(Won) 542 million).

In September 2006, LPLT entered into accounts receivable selling program with ChinaTrust Bank and another bank of up to US$505 million. As of December 31, 2007, there are no non-maturing accounts receivable sold (2006: (Won) 112,715 million). Losses, including the loss on sale of receivables, and various program and facility fees associated with the Program totaled approximately (Won)3,121 million for the year ended December 31, 2007 (2006: (Won) 2,423 million).

19

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

6.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2007 and 2006, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the accompanying notes, are as follows:

	2007				2006
(in millions)	Korean Won equivalent		Foreign currency		Korean Won equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	2,368,819	US$	2,261	(Won)	908,888	US$	917
			JP¥	3,789			JP¥	675
			EUR	157			EUR	41

Other accounts receivable		7,667	US$	8		11,031	US$	2
			JP¥	23			JP¥	98
							EUR	6

Prepaid value added tax		74,947	PLN	197		—		—

Trade accounts and notes payable		544,659	US$	426		392,405	US$	289
			JP¥	15,482			JP¥	14,697
			CNY	113			CNY	80
			NTD	22

Other accounts payable		168,211	US$	86		277,965	US$	16,814
			JP¥	2,368			JP¥	5,379
			EUR	4			EUR	21,027
			NTD	24			NTD	8
			CNY	268			CNY	1,773
			PLN	73			PLN	14,310

Accrued expenses		18,600	US$	1		11,418	US$	1
			JP¥	13			JP¥	11
			EUR	1			EUR	1
			NTD	11			NTD	101
			CNY	53			CNY	24
			HKD	—			HKD	2
			PLN	25			PLN	9

20

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

7.	Inventories

Inventories as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	460,756	(Won)	641,913
Work-in-process		216,258		312,231
Raw materials		110,652		129,981
Supplies		80,205		101,581

		867,871		1,185,706
Less : Valuation loss		(43,947)		(133,001)

	(Won)	823,924	(Won)	1,052,705

For the year ended December 31, 2007, the Company recorded no ramp-up cost (2006: (Won)18,043 million) to counter the unusual low volume of production.

8.	Equity-method Investment

Equity-method investment as of December 31, 2007 and 2006, mainly consists of the following:

	2007
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
Paju Electric Glass	1,440,000	40	(Won)	14,400	(Won)	25,431	(Won)	24,704

	2006
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
Paju Electric Glass	1,440,000	40	(Won)	14,400	(Won)	20,631	(Won)	19,284

A summary of the investee’s financial data as of and for the year ended December 31, 2007, prior to the elimination of intercompany transactions, follows:

(in millions of Korean won)	Total assets		Total liabilities		Total shareholders’ equity		Sales		Net Income
Paju Electric Glass	(Won)	117,347	(Won)	62,205	(Won)	55,142	(Won)	313,773	(Won)	14,329

21

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The financial statements of the investee were adjusted due to a change in an accounting policy.

The details of adjustments are as follows :

	2007
(in millions of Korean won)	Reason for adjustment	Net asset value before adjustment		Adjustment amount		Net asset value after adjustment
Paju Electric Glass	Unification of depreciation method	(Won)	55,142	(Won)	8,435	(Won)	63,577

The details of the equity method valuation for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Balance as of January 1, 2007		Acquisitions during the year		Gain on valuation of equity method investment		Accumulated other comprehensive income		Retained earnings adjustment		Balance as of December 31, 2007
Investee
Paju Electric Glass	(Won)	19,284	(Won)	—	(Won)	6,860	(Won)	—	(Won)	(1,440)	(Won)	24,704

	2006
(in millions of Korean won)	Balance as of January 1, 2006		Acquisitions during the year		Loss on valuation of equity method investment		Accumulated other comprehensive income		Retained earnings adjustment		Balance as of December 31, 2006
Investee
Paju Electric Glass	(Won)	14,156	(Won)	—	(Won)	5,128	(Won)	—	(Won)	—	(Won)	19,284

As of December 31, 2007 and 2006, the eliminated unrealized losses in the valuation of equity method investment are as follows:

	2007						2006
	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
Investee
Paju Electric Glass	(Won)	(726)	(Won)	—	(Won)	(726)	(Won)	(1,347)	(Won)	—	(Won)	(1,347)

22

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

9.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2007	(Won)	317,161	(Won)	1,757,844	(Won)	135,644	(Won)	5,851,534	(Won)	81,015	(Won)	165,600
Acquisition		—		44,096		75		16,644		8,257		7,593
Capitalized interest		—		188		—		2,676		—		—
Depreciation		—		(103,324)		(8,262)		(2,519,808)		(63,408)		(78,831)
Impairment loss[1]		—		—		—		(16,139)		—		—
Disposal		(77)		(3,541)		—		(3,430)		(453)		(523)
Transfer		(2,534)		308,231		495		809,633		19,139		24,065
Subsidy (increase)decrease		—		—		—		(153)		—		—

Balance as of December 31, 2007	(Won)	314,550	(Won)	2,003,494	(Won)	127,952	(Won)	4,140,957	(Won)	44,550	(Won)	117,904

Acquisition cost	(Won)	314,550	(Won)	2,373,478	(Won)	170,752	(Won)	14,739,830	(Won)	192,817	(Won)	469,256

Accumulated depreciation	(Won)	—	(Won)	369,984	(Won)	42,800	(Won)	10,582,734	(Won)	148,267	(Won)	351,352

Accumulated impairment loss	(Won)	—	(Won)	—	(Won)	—	(Won)	16,139	(Won)	—	(Won)	—

	Vehicles		Other		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2007	(Won)	7,060	(Won)	8,460	(Won)	118,373	(Won)	985,355	(Won)	9,428,046
Acquisition		16		427		175,507		684,565		937,180
Capitalized interest		—		—		—		22,353		25,217
Depreciation		(3,212)		—		—		—		(2,776,845)
Impairment loss[1]		—		—		—		(28,259)		(44,398)
Disposal		(56)		—		—		(122)		(8,202)
Transfer		1,772		—		(274,837)		(918,286)		(32,322)
Subsidy (increase)decrease		—		—		—		—		(153)

Balance as of December 31, 2007	(Won)	5,580	(Won)	8,887	(Won)	19,043	(Won)	745,606	(Won)	7,528,523

Acquisition cost	(Won)	14,463	(Won)	8,887	(Won)	19,043	(Won)	745,606	(Won)	19,048,682

Accumulated depreciation	(Won)	8,883	(Won)	—	(Won)	—	(Won)	—	(Won)	11,504,020

Accumulated impairment loss	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	16,139

[1]	For the year ended December 31, 2007, the Company recorded impairment loss of (Won)44,398 million due to the change in the facilities investment plan.

23

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

	2006
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2006	(Won)	316,236	(Won)	1,711,762	(Won)	122,827	(Won)	5,178,056	(Won)	66,107	(Won)	155,393
Acquisition		18,402		94,215		1,952		174,801		4,088		40,350
Capitalized interest		—		1		2		19,723		—		—
Depreciation		—		(86,247)		(7,666)		(2,399,770)		(22,496)		(75,536)
Disposal		—		(1,168)		—		(1,213)		(1)		314
Transfer		925		40,442		20,499		2,880,013		33,317		45,079
Subsidy (increase)decrease		(18,402)		(1,161)		(1,970)		(76)		—		—

Balance as of December 31, 2006	(Won)	317,161	(Won)	1,757,844	(Won)	135,644	(Won)	5,851,534	(Won)	81,015	(Won)	165,600

Acquisition cost	(Won)	317,161	(Won)	2,025,368	(Won)	169,884	(Won)	14,035,308	(Won)	167,290	(Won)	435,466

Accumulated depreciation	(Won)	—	(Won)	267,524	(Won)	34,240	(Won)	8,183,774	(Won)	86,275	(Won)	269,866

	Vehicles		Other		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2006	(Won)	6,465	(Won)	6,052	(Won)	505,787	(Won)	1,130,914	(Won)	9,199,599
Acquisition		957		—		672,451		1,821,866		2,829,082
Capitalized interest		—		—		—		6,401		26,127
Depreciation		(2,526)		—		—		—		(2,594,241)
Disposal		—		—		(9,759)		—		(11,827)
Transfer		2,164		2,408		(1,050,106)		(1,975,009)		(268)
Subsidy (increase)decrease		—		—		—		1,183		(20,426)

Balance as of December 31, 2006	(Won)	7,060	(Won)	8,460	(Won)	118,373	(Won)	985,355	(Won)	9,428,046

Acquisition cost	(Won)	14,875	(Won)	8,460	(Won)	118,373	(Won)	985,355	(Won)	18,277,540

Accumulated depreciation	(Won)	7,815	(Won)	—	(Won)	—	(Won)	—	(Won)	8,849,494

The Company received land and cash grants which are intended to be used for the construction of a plant according to the investment agreement with the Polish Government. The land was recognized at the fair value of the acquisition date, amounting to (Won) 21,884 million, and the corresponding amount was recognized as a deduction from the land. The cash was recorded as advanced income amounting to (Won) 15,248 million, according to the repayment condition based on a certain level of employment and investment.

As of December 31, 2007, the value of the Controlling Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)415,857 million (2006 : (Won)403,198 million).

24

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The Company capitalizes the loss on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expense for the year ended December 31, 2007, amount (Won)25,217 million (2006: (Won)26,127 million).

For the year ended December 31, 2007, net loss on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)7,510 million (2006: (Won)9,628 million).

For the year ended December 31, 2007, the effects of capitalized expenses on significant accounts in the balance sheet and statement of operations are as follows:

Balance Sheet

	If interest expenses were capitalized				If interest expenses were expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation
Property, plant and equipment	(Won)	19,048,682	(Won)	11,504,020	(Won)	18,908,604	(Won)	11,474,363	(Won)	140,078	(Won)	29,657

Statement of Income

(in millions of Korean won)	If interest expenses were capitalized		If interest expenses were expensed as incurred		Difference
Depreciation	(Won)	2,775,549	(Won)	2,774,829	(Won)	720
Interest expense		201,296		234,023		(32,727)
Gain on foreign currency translation		61,315		68,825		7,510
Net income		1,344,027		1,319,530		(24,497)

10.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Intellectual property rights		Rights for usage of electric and gas supply facilities		Rights for usage of industrial water facilities		Software		Others		Total
Balance as of January 1, 2007	(Won)	106,324	(Won)	437	(Won)	7,421	(Won)	9,642	(Won)	2	(Won)	123,826
Increase during the year		10,477		32,177		146	(Won)	10,953		—		53,753
Amortization		(43,880)		(328)		(1,244)	(Won)	(9,016)		—		(54,468)

Balance as of December 31, 2007	(Won)	72,921	(Won)	32,286	(Won)	6,323	(Won)	11,579	(Won)	2	(Won)	123,111

Acquisition cost	(Won)	444,883	(Won)	32,760	(Won)	12,445	(Won)	34,246	(Won)	2	(Won)	524,336

Accumulated amortization	(Won)	371,962	(Won)	474	(Won)	6,122	(Won)	22,667	(Won)	—	(Won)	401,225

25

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

	2006
(in millions of Korean won)	Intellectual property rights		Rights for usage of electric and gas supply facilities		Rights for usage of industrial water facilities		Software		Others		Total
Balance as of January 1, 2006	(Won)	141,013	(Won)	225	(Won)	8,653	(Won)	9,413	(Won)	2	(Won)	159,306
Increase during the year		8,252		270		—	(Won)	1,408		—		9,930
Amortization		(42,941)		(58)		(1,232)	(Won)	(1,179)		—		(45,410)

Balance as of December 31, 2006	(Won)	106,324	(Won)	437	(Won)	7,421	(Won)	9,642	(Won)	2	(Won)	123,826

Acquisition cost	(Won)	434,406	(Won)	583	(Won)	12,299	(Won)	23,293	(Won)	2	(Won)	470,583

Accumulated amortization	(Won)	328,082	(Won)	146	(Won)	4,878	(Won)	13,651	(Won)	—	(Won)	346,757

The Company has classified the amortization as part of manufacturing overhead cost. The total amortization expense for the year ended December 31, 2007, amount to (Won)54,468 million (2006: (Won)45,410 million).

The details of intellectual property rights as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Description	2007		2006		Remaining period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	72,921	(Won)	106,324	3 ~ 10 years

The Company expensed research and development costs of (Won)415,081 million for the year ended December 31, 2007 (2006: (Won) 438,867 million).

For the years ended December 31, 2007 and 2006, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2007		2006
Training expenses	(Won)	9,286	(Won)	16,533
Advertising expenses		30,433		24,143
Expenses for foreign market expansion		6,254		5,255

	(Won)	45,973	(Won)	45,931

11.	Insurance Coverage

As of December 31, 2007, trade accounts receivables, inventories and property, plant and equipment are insured against fire and other casualty losses for up to (Won)19,798,552 million, CNY 6,518 million, US$ 219 million, NTD 7 million and EUR 441 million. Also, as of December 31, 2007, the Company insured directors’ and officers’ liabilities for up to US$ 100 million.

26

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

12.	Warranty reserve

Changes in warranty reserve for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Balance at the beginning of the year	(Won)	31,261	(Won)	24,947
Increase		77,852		46,013
Decrease		59,818		39,699

Balance at the end of the year	(Won)	49,295	(Won)	31,261

13.	Short-Term Borrowings, Current Portion of Long-Term Debts and Debentures

Short-term borrowings as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of December 31, 2007	2007		2006
Documents against acceptance	Woori Bank and others
(2006 : US$ 220 million)			(Won)	—	(Won)	204,528
General loans	Mizuho Bank and others	Tibor + 0.39 ~ 0.4
of JP¥ 556 million
(2006 : JP¥ 1,520, US$ 13, EUR 8, PLN 39)				4,660		45,577

			(Won)	4,660	(Won)	250,105

Current portion of long-term debts and debentures as of December 31, 2007 and 2006, consists of the following:

(in millions of Korean won) Type of borrowing	Annual interest rate (%) as of December 31, 2007	2007		2006
Long-term debts in won	5.88 ~ 6.34	(Won)	61,767	(Won)	39,267
Corporate bonds in won	5.0		250,000		300,000
Corporate bonds in foreign currency	—		—		185,920
Long-term debts in foreign currency of US$ 91million, CNY 100 million (2006: US$ 245 million)	6ML + 1.20 , 3ML + 0.99 ~ 1.35 5.28 - 5.83		98,205		42,612

			409,972		567,799
Less: Discount on debentures			(890)		(4,169)

		(Won)	409,082	(Won)	563,630

27

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

14.	Long-Term Debts and Debentures

Long-term debts and debentures as of December 31, 2007 and 2006, consist of the following:

	(in millions of Korean won)	Annual interest rates (%) as of December 31, 2007	2007		2006
	Won currency debentures
	Non-guaranteed, payable through 2010	3.5 ~ 5.0	(Won)	1,180,000	(Won)	1,550,000
	Private debentures, payable through 2011	5.3 ~ 5.89		600,000		600,000
Less:	Current portion			(250,000)		(300,000)
	Discounts on debentures			(8,636)		(16,036)

				1,521,364		1,833,964

	Foreign currency debentures
	Floating rate notes, payable through 2007
	(2006 : US$ 200 million)			—		185,920

	Less: Current portion			—		(185,920)

				—		—

	Convertible bonds¹
	US dollar-denominated bond, payable through 2012 of US$ 550million (2006: US$ 475 million)			511,555		483,780
Add:	Call premium			85,788		84,613
Less:	Discount on debentures			(2,237)		(2,139)
	Conversion right adjustment			(118,323)		(80,827)

				476,783		485,427

			(Won)	1,998,147	(Won)	2,319,391

	Won currency loans
	General loans	5.88 ~ 6.34	(Won)	109,117	(Won)	238,383
		4.25		18,982		14,634
	Less: Current portion			(61,767)		(39,267)

				66,332		213,750

	Foreign currency loans
	General loans	5.28 ~ 5.83, 6ML Euribor + 0.6, 6ML + 0.69 ~ 1.2, 3ML + 0.66 ~ 1.35, 3ML + 0.35 ~ 0.53, 6ML + 0.41		1,025,658		816,459
	Less: Current portion			(98,205)		(42,612)

				927,453		773,847

			(Won)	993,785	(Won)	987,597

28

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

¹ On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were paid on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to US$15.4 million which were paid in November 2007. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totalling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on the day in three years from the issue date. As of December 31, 2007, the number of shares convertible from the outstanding convertible bonds is 10,464,234. The Company is entitled to exercise a call option after three years from the closing date at the amount of the principal and interests, calculated at 3.125% of the yield to maturity, from the closing date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds have been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the closing date to the repayment date prior to their maturity.

As of December 31, 2007, the foreign currency loans denominated in U.S. dollars, Chinese yuan and EUR amounted to US$ 978 million , CNY 100 million and EUR 70 million (2006 : US$ 845 million and CNY 260 million), respectively.

29

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The aggregate annual maturities of long-term debts outstanding as of December 31, 2007, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the year ending December 31,	Won currency debentures		Won currency loans		Convertible bonds		Foreign currency loans		Total
2009	(Won)	530,000	(Won)	40,451	(Won)	—	(Won)	40,655	(Won)	611,106
2010		600,000		9,873		—		72,102		681,975
2011		400,000		3,797		—		512,580		916,377
2012		—		3,796		511,555		263,957		779,308
2013		—		3,796		—		38,159		41,955
Thereafter		—		4,619		—		—		4,619

	(Won)	1,530,000	(Won)	66,332	(Won)	511,555	(Won)	927,453	(Won)	3,035,340

15.	Leases

The Company entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operation leases, under which lease payments are charged to expense as incurred.

As of December 31, 2007, future lease payments under these operating lease agreements are as follows:

(in millions of Korean won)

For the year ended December 31,	Annual payment
2008	(Won)	1,461
2009		775
2010		428
2011		90
2012		3

Total	(Won)	2,757

30

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

16.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Balance at the beginning of the year	(Won)	136,792	(Won)	112,010
Actual severance payments		(48,202)		(33,932)
Transferred from / to affiliated companies, net		2,117		3,531
Provision for severance benefits		62,828		55,183

		153,535		136,792
Cumulative deposits to National Pension Fund		(530)		(640)
Severance insurance deposit		(99,509)		(54,267)

Balance at the end of the year	(Won)	53,496	(Won)	81,885

The severance benefits are funded approximately 64.8% as of December 31, 2007 (2006 : 39.7%), through severance insurance deposits for the payment of severance benefits, which are deducted from accrued severance benefits liabilities. The beneficiaries of the severance insurance deposits are the Company’s employees.

17.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won) 44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 per share due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activities under the SARs for the year ended December 31, 2007 and 2006, consist of the following:

	2007	2006
Beginning number of shares under SARs	260,000	410,000
Options granted	—	—
Options cancelled/expired¹	40,000	150,000

Ending number of shares under SARs	220,000	260,000

¹	Options were cancelled due to the retirement of several executive officers.

The Company recognized compensation costs of (Won)560 million for the year ended December 31, 2007 (2006 : nil).

31

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

18.	Commitments and Contingencies

As of December 31, 2007, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2007, the Controlling Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$ 100 million.

As of December 31, 2007, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities for up to US$ 1,143.5 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$ 35.5 million.

The Controlling Company receives repayment guarantees from ABN AMRO Bank amounting to US$ 8.5 million relating to tax payments in Poland.

As of December 31, 2007, the Controlling Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR 90 million term loan credit facility of LG.Philips LCD Poland Sp. z o.o.

LG.Philips LCD America, Inc. and other subsidiaries have entered into short-term facility agreements of up to US$ 77 million, EUR 3.6 million, and JP¥ 5,200 million with Comerica Bank and other various banks. LG.Philips LCD Japan Co., Ltd. and LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and US$ 4 million, respectively, relating to their local tax payments.

As of December 31, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. On September 12, 2007, the United States District Court in California granted the Company’s request for enhanced damages, interest for the damages, and additional damages of continuing infringement and legal fees. On September 17, 2007, the United States District Court in California granted the Company’s request for permanent injunction against Chunghwa Picture Tubes to stop sale or import of infringing products in the United States.

32

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On November 26, 2007, the Company and Chunghwa Picture Tubes signed a settlement and patent agreement regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Company in compensation. The settlement payment is included in commission earned under non-operating income.

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement regarding the dismissal of pending claims. On January 19, 2008, the Company and ViewSonic Corp. signed a settlement agreement regarding the dismissal of pending claims.

33

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of December 31, 2007, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

34

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

19.	Derivatives

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from the sale of products, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
ABN Amro Bank and others	US$	1,550	(Won)	1,420,488	(Won)898.9:US$1 ~ (Won)938.8:US$1	January 2, 2008 – March 3, 2008

Woori Bank and others	EUR	80	(Won)	104,989	(Won)1,297.76:EUR1 ~ (Won)1,352.36:EUR1	January 2, 2008 – February 27, 2008

BNP Paribas and others	(Won)	39,934	JP¥	5,000	(Won)7.922:JP¥1 ~ (Won)8.052:JP¥1	January 14, 2008 – February 14, 2008

ABN Amro Bank and others	US$	87	JP¥	10,000	JP¥113.46:US$1 ~ JP¥116.05:US$1	January 14, 2008 – February 20, 2008

As of December 31, 2007, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)4,610 million and (Won) 34,974 million, respectively. Total unrealized gains and losses of (Won)2,544 million and (Won)21,409 million, respectively, were charged to operations for the year ended December 31, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income.

The forecasted hedged transactions are expected to be completed on March 3, 2008. The aggregate amount of all deferred gains and losses of (Won)2,066 million and (Won)13,565 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from December 31, 2007.

For the year ended December 31, 2007, the Company recorded realized exchange gains of (Won)55,132 million (2006: (Won)246,904 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)53,562 million (2006 : (Won)78,768 million).

35

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor+ 0.53%	Aug. 29, 2011 – Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of December 31, 2007, no unrealized gains and unrealized losses of (Won) 3,452 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)(671) million were charged to current income as these contracts did not fulfill those requirements.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)919 million (2006: (Won) 361 million) and no realized loss (2006: (Won) 26,174 million) on cross-currency swap contracts upon settlement.

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions) Contracting party	Contract Amount		Contract Foreign Exchange Rate		Maturity date
SC First Bank	US$	150	Accept floating rate Pay fixed rate	6 M Libor 5.375% - 5.644%	May 21, 2009 – May 24, 2010

As of December 31, 2007, unrealized losses of (Won)4,910 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)4 million (2006 : (Won)6 million) and realized losses of (Won)257 million (2006 : (Won)27 million) on interest rate swap contracts upon settlement.

36

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions did not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	180	US$	180	(Won)917.00:US$1 - (Won)932.00:US$1	Jan. 11, 2008 - Mar. 31, 2008

(in millions) Contracting party	JPY Call Buying		JPY Put Selling		Strike Price	Maturity date
Citibank and others	JP¥	10,000	JP¥	10,000	(Won)7.850:JP¥1 - (Won)8.300:JP¥1	Jan. 11, 2008 - Feb. 14, 2008

As of December 31, 2007, unrealized gains of (Won) 4,080 million and unrealized losses of (Won) 775 million were charged to current income, as these contracts did not fulfill the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)54 million (2006: nil) and no losses (2006: nil) upon settlement of target forward option contracts, and realized gains of (Won)5,808 million and losses of (Won)832 million (2006 : nil) upon settlement of range forward options.

20.	Capital Stock

On February 28, 2007, at their Annual General Meeting, the shareholders approved the increase in the authorized shares from 400 million to 500 million. The number of issued common shares as of December 31, 2007 and 2006, is 357,815,700.

There was no issuance and other movement in common stock from January 1, 2006 to December 31, 2007.

37

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

21.	Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Additional paid in capital	(Won)	2,251,113	(Won)	2,251,113
Conversion right¹		59,958		24,059

	(Won)	2,311,071	(Won)	2,275,172

¹	Net of tax effects.

Retained earnings as of December 31, 2007 and 2006, consist of:

(in millions of Korean won)	2007		2006
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		4,055,063		2,711,036

	(Won)	4,183,400	(Won)	2,839,373

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

22.	Accumulated other comprehensive income (loss)

Accumulated other comprehensive income as of December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Overseas subsidiary translation adjustment[1]	(Won)	20,222	(Won)	(26,550)
Gain on valuation of derivative instruments[1]		1,498		24,423
Loss on valuation of derivative instruments[1]		(15,897)		(11,821)

	(Won)	5,823	(Won)	(13,948)

[1]	Net of tax effects.

38

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

23.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Current accrued income taxes	(Won)	86,321	(Won)	7,589
Changes in deferred income taxes from temporary differences		(3,623)		(21,015)
Changes in deferred income taxes from tax credit		(126,711)		16,017
Changes in deferred income taxes added to shareholders’ equity[1]		(5,548)		(6,261)
Changes in deferred income taxes from accumulated deficit carryforward		248,493		(248,493)

Income tax expense (benefit)	(Won)	198,932	(Won)	(252,163)

[1]	Changes in deferred income taxes added to shareholders’ equity as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Changes in deferred income taxes
Overseas subsidiary translation adjustment	(Won)	(2,173)	(Won)	(426)
Gain on valuation of derivative instruments		8,696		(676)
Loss on valuation of derivative instruments		1,546		(1,081)

		8,069		(2,183)

Changes in income tax Conversion rights		(13,617)		(4,078)

	(Won)	(5,548)	(Won)	(6,261)

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Inventories	(Won)	5,978	(Won)	21,267
Derivatives		3,898		492
Property, plant and equipment		63,733		59,974
Warranty liabilities		12,348		8,840
Tax credit carryforward		403,670		436,486
Deferred income taxes from net losses carryforward		—		248,493
Deferred income taxes added to shareholders’ equity		6,303		(10,892)
Others		(11,946)		(2,990)
Deduction of unrealizable deferred income tax assets		—		(159,527)

	(Won)	483,984	(Won)	602,143

Available tax credits as of December 31, 2007, amounted to (Won)448,522 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

39

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The reconciliation between income before income taxes and taxable income (loss) for the years ended December 31, 2007 and 2006, is as follows:

(in millions of Korean won)	2007		2006
Income (Loss) before income taxes	(Won)	1,542,959	(Won)	(1,021,476)
Add (deduct) :
Temporary differences		(12,370)		127,585
Permanent differences		100,025		12,419

Taxable income (loss)	(Won)	1,630,614	(Won)	(881,472)

The statutory income tax rate, including resident tax surcharges, applicable to the Controlling Company is 27.5% for the years ended December 31, 2007 and 2006. The statutory income tax rates applicable to overseas subsidiaries are approximately 15.0%~34.0%.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Controlling Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2007, is 12.89% (2006: negative 24.69%).

Changes in accumulated temporary differences for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	January 1, 2007		Increase (decrease)		December 31, 2007
Inventories	(Won)	76,962	(Won)	(52,726)	(Won)	24,236
Derivatives		1,790		13,771		15,561
Property, plant and equipment		196,731		193,495		390,226
Warranty reserve		31,261		18,034		49,295
Others		45,045		(12,508)		32,537

Total	(Won)	351,789	(Won)	160,066	(Won)	511,855

(Addition to) Deduction from capital	(Won)	(39,607)	(Won)	62,529	(Won)	22,922

Tax credit carryforward	(Won)	436,486	(Won)	(12,036)	(Won)	448,522

Net loss carryforward	(Won)	903,610	(Won)	(903,610)	(Won)	—

40

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

24.	Comprehensive Income and Loss

Comprehensive income and loss for the years ended December 31, 2007 and 2006, consist of the following :

(in millions of Korean won)	2007		2006
Net income (loss)	(Won)	1,344,027	(Won)	(769,313)
Gain (loss) on overseas subsidiary translation adjustments (tax effect : (Won)(2,173) million in 2007)		46,772		(14,821)
Gain on valuation of derivatives (tax effect : (Won)8,696 million in 2007)		(22,925)		(4,870)
Loss on valuation of derivatives (tax effect : (Won)1,546 million in 2007)		(4,076)		7,161

Comprehensive income (loss)	(Won)	1,363,798	(Won)	(781,843)

25.	Cost of Sales

Cost of sales for the years ended December 31, 2007 and 2006, consists of the following :

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	572,210	(Won)	329,378
Cost of goods manufactured		11,964,674		11,157,798
Ending balance of inventories		(453,034)		(572,210)

		12,083,850		10,914,966

Others		31,513		17,350

	(Won)	12,115,363	(Won)	10,932,316

41

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

26.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	111,150	(Won)	68,393
Severance benefits		8,574		5,612
Employee benefits		12,888		9,274
Freight expenses		194,081		188,796
Rental expenses		10,947		13,777
Commission expenses		93,090		71,761
Entertainment expenses		4,080		3,508
Depreciation		15,020		7,003
Taxes and dues		6,693		4,317
Advertising expenses		30,433		24,143
Promotion expenses		17,487		11,301
Development costs		3,260		1,553
Research expenses		102,864		81,083
Bad debt expenses		6,638		—
Product warranty expenses and SVC expenses		77,852		46,013
Others		37,539		34,388

	(Won)	732,596	(Won)	570,922

27.	Earnings Per Share

Earnings (Loss) per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Earnings (Loss) per share for the three-month periods and years ended December 31, 2007 and 2006, are calculated as follows:

	For the three-month periods ended December 31,				For the years ended December 31,
(in millions, except for per share amount)	2007		2006		2007		2006
Net income (loss) as reported on the statements of income	(Won)	759,908	(Won)	(174,345)	(Won)	1,344,027	(Won)	(769,313)
Weighted-average number of common shares outstanding		358		358		358		358

Basic earnings (loss) per share	(Won)	2,124	(Won)	(487)	(Won)	3,756	(Won)	(2,150)

Diluted earnings (loss) per share	(Won)	2,076	(Won)	(487)	(Won)	3,716	(Won)	(2,150)

42

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

Diluted earnings (Loss) per share for the three-month period and year ended December 31, are calculated as follows:

	For the three-month period ended December 31, 2007		For the year ended December 31, 2007
(in millions, except for per share amount)
Net income allocated to common stock	(Won)	759,908	(Won)	1,344,027
Add : Interest expense on convertible bonds¹		4,765		13,186
Diluted net income allocated to common stock		764,673		1,357,213

Weighted average number of common shares and diluted securities outstanding during the period		368		365

Diluted earnings per share	(Won)	2,076	(Won)	3,716

¹	Net of tax effects.

28.	Dividends

The details of cash dividends for the year ended December 31, 2007, are as follows:

(in millions, except for per share amount)	2007
Number of outstanding shares		358
Dividend ratio		15%	((Won) 750 per share)
Dividend amount	(Won)	268,362

The dividend payout ratio and dividend yield ratio for the year ended December 31, 2007, are as follows:

	2007
Dividend payout ratio		19.97%
Dividend yield ratio		1.52%

43

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

29.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2007 and 2006, and the related account balances outstanding as of December 31, 2007 and 2006, are summarized as follows:

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2007		2006
Sales [1]	(Won)	11,356,386	(Won)	8,632,419
Purchases		370,669		149,502
Accounts receivable		1,921,164		1,167,626
Accounts payable		67,342		27,449

¹	Includes sale of property, plant and equipment amounting to (Won)35,608 million.

Between consolidated subsidiaries

(in millions of Korean won)	2007		2006
Accounts receivable and payable	(Won)	4,007	(Won)	3,867
Sales and purchases		54,619		1,393,359

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, during the year ended December 31, 2007 and 2006, and as of December 31, 2007 and 2006, are summarized as follows:

	Sales¹				Purchases [1]
(in millions of Korean won)	2007		2006		2007		2006
Parents company[2]	(Won)	2,516,874	(Won)	1,729,344	(Won)	81,616	(Won)	134,236
Companies that has significant influence over the Company[3]		1,704,297		1,331,407		31,011		87,701
Equity-method investee[4]		—		6		309,162		162,182
Other related parties[5]		1,254,798		1,000,729		1,979,849		2,247,567

Total	(Won)	5,475,969	(Won)	4,061,486	(Won)	2,401,638	(Won)	2,631,686

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parents company[2]	(Won)	400,348	(Won)	138,959	(Won)	26,003	(Won)	13,574
Companies that has significant influence over the Company[3]		259,580		114,909		8,654		6,411
Equity-method investee[4]		—		—		30,291		22,535
Other related parties[5]		114,539		73,485		371,079		436,614

Total	(Won)	774,467	(Won)	327,353	(Won)	436,027	(Won)	479,134

44

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

[1]	Includes sale of (Won)85 million and purchases of property, plant and equipment amounting to (Won)302,075 million.
[2]	LG Electronics Inc.
[3]	LG Corp. , Koninklijke Philips Electronics N.V.
[4]	Paju Electric Glass Co., Ltd.
[5]	LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and

Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek,

LG Telecom Co., Ltd., LG Chem Co., Ltd., LG International, LG Dacom Corporation,

Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd., and others.

Key management6 compensation costs for the years ended December 31, 2007 and 2006, consist of:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	1,732	(Won)	1,506
Post-retirement benefits		688		374
Compensation for stock options		560		—

	(Won)	2,980	(Won)	1,880

[6]

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 is (Won)13.4 billion.

30.	Value Added Information

Value added information for the years ended December 31, 2007 and 2006, consists of the following:

	2007
(in millions of Korean won)	Cost of Sales		Selling and administrative expenses		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	591,901	(Won)	111,150	(Won)	45,840	(Won)	214	(Won)	749,105
Severance benefits		50,042		8,574		3,691		521		62,828
Employee fringe benefits		93,836		12,887		4,932		9		111,664
Rent		2,831		10,947		522		—		14,300
Depreciation[1]		2,794,790		15,020		20,207		1,296		2,831,313
Taxes and dues		7,572		6,693		252		—		14,517

	(Won)	3,540,972	(Won)	165,271	(Won)	75,444	(Won)	2,040	(Won)	3,783,727

45

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidates Financial Statements

December 31, 2007 and 2006

	2006
(in millions of Korean won)	Cost of Sales		Selling and administrative expenses		Research and development expenses		Construction- in-progress		Total
Salaries and wages	(Won)	549,710	(Won)	68,393	(Won)	26,065	(Won)	10,314	(Won)	654,482
Severance benefits		45,833		5,612		2,698		1,040		55,183
Employee fringe benefits		92,087		9,274		3,655		1,347		106,363
Rent		2,440		13,777		509		—		16,726
Depreciation[1]		2,618,279		7,003		13,567		803		2,639,652
Taxes and dues		7,477		4,317		216		20		12,030

	(Won)	3,315,826	(Won)	108,376	(Won)	46,710	(Won)	13,524	(Won)	3,484,436

¹	Includes amortization of intangible assets.

31.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 93% of total sales for the year ended December 31, 2007.

The following is a summary of operations by country based on the location for the years ended December 31, 2007 :

	Korea				Asia		America		Europe		Consolidation Adjustment		Consolidation
	Domestic		Export
Total sales	(Won)	1,028,323	(Won)	13,134,808	(Won)	7,699,766	(Won)	1,561,192	(Won)	2,650,445	(Won)	(986)	(Won)	26,073,548
Inter-company sales		—		(11,301,640)		(302,531)		(698)		(116,713)		—		(11,721,582)

Net sales	(Won)	1,028,323	(Won)	1,833,168	(Won)	7,397,235	(Won)	1,560,494	(Won)	2,533,732	(Won)	(986)	(Won)	14,351,966

Operating income			(Won)	1,491,135	(Won)	12,676	(Won)	3,977	(Won)	10,466	(Won)	(14,247)	(Won)	1,504,007

Total assets			(Won)	13,394,435	(Won)	1,766,886	(Won)	227,361	(Won)	922,059	(Won)	(2,530,906)	(Won)	13,779,835

32.	Supplemental Cash Flow Information

Significant transaction not affecting cash flow for the years ended December 31, 2007 and 2006, follows:

(in millions of Korean won)	2007		2006
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	237,648	(Won)	854,019

46

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

33.	Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2007 and 2006, are as follows :

(in millions of Korean won, except per share amount)	2007		2006
Sales	(Won)	4,321,864	(Won)	3,065,294
Cost of sales		(3,239,956)		(3,090,235)
Operating income (loss)		868,782		(176,588)
Net income (loss)		759,908		(174,345)
Basic earnings (loss) per share		2,124		(487)
Diluted earnings (loss) per share		2,076		(487)

34.	Subsequent Events

On January 1, 2008, the Controlling Company entered into a contract to acquire the Active Matrix-Organic Light Emitting Diodes (“AM OLED”) business from LG Electronics Inc., its parent company, by taking over the AM OLED business related inventories, intellectual property rights and employees.

On February 4, 2008, the Board of Directors changed the trade name of the Controlling Company to LG Display Co., Ltd. This change will be ratified by the shareholders during the 23rd Shareholders’ Meeting scheduled to be held on February 29, 2008.

47

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2007 and 2006

LG.Philips LCD Co., Ltd.

Index

December 31, 2007 and 2006

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

A member firm of

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd.(the “Company”) as of December 31, 2007 and 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years ended December 31, 2007 and 2006, and the statement of changes in shareholders’ equity for the year ended December 31, 2007, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2007 and 2006, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2007 and 2006, and its changes in shareholders’ equity for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
February 15, 2008

This report is effective as of February 15, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,109,749	(Won)	788,066
Short-term financial instruments (Note 3)		785,000		—
Available-for-sale securities		63		23
Trade accounts and notes receivable, net (Notes 4, 5 and 27)		2,462,946		1,049,408
Other accounts receivable, net (Notes 4 and 5)		121,687		27,036
Accrued income, net (Note 4)		14,044		820
Advance payments, net (Note 4)		2,743		5,431
Prepaid expenses		33,475		22,051
Prepaid value added tax (Note 5)		94,564		52,837
Deferred income tax assets (Note 21)		330,277		—
Other current assets (Note 17)		9,109		50,608
Inventories, net (Notes 6, 10 and 23)		680,596		735,376

Total current assets		5,644,253		2,731,656

Long-term financial instruments (Note 3)		13		13
Equity-method investments (Note 7)		489,101		361,545
Property, plant and equipment, net (Notes 8 and 10)		6,830,600		8,860,076
Intangible assets, net (Note 9)		111,530		114,182
Long-term non-trade receivables (Note 4)		364		—
Long-term prepaid expenses		155,584		137,974
Deferred income tax assets (Note 21)		134,055		593,063
Other non-current assets		28,935		17,338

Total assets	(Won)	13,394,435	(Won)	12,815,847

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 5 and 27)	(Won)	980,566	(Won)	943,924
Other accounts payable (Note 5)		554,920		1,066,642
Advances received		12,360		461
Withholdings		6,726		9,045
Accrued expenses		172,270		67,814
Income tax payable (Note 21)		72,342		—
Warranty reserve (Note 11)		49,295		28,015
Current portion of long-term debts and debentures (Note 12)		350,281		553,089
Other current liabilities (Note 17)		46,650		25,399

Total current liabilities		2,245,410		2,694,389

Debentures, net of current portion and discounts on debentures (Note 13)		1,998,147		2,319,391
Long-term debts, net of current portion (Note 13)		807,510		830,540
Long-term accrued expenses (Notes 15 and 27)		560		—
Accrued severance benefits, net (Note 14)		53,435		81,851

Total liabilities		5,105,062		5,926,171

Commitments and contingencies (Note 16)

Shareholders’ equity
Capital stock
Common stock (Notes 1 and 18)		1,789,079		1,789,079
Capital surplus (Note 19)		2,311,071		2,275,172
Accumulated other comprehensive income (loss), net (Notes 7 and 20)		5,823		(13,948)
Retained earnings (Note 19)		4,183,400		2,839,373

Total shareholders’ equity		8,289,373		6,889,676

Total liabilities and shareholders’ equity	(Won)	13,394,435	(Won)	12,815,847

The accompanying notes are an integral part of these non-consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Years ended December 31, 2007 and 2006

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 27 and 29)	(Won)	14,163,131	(Won)	10,200,660
Cost of sales (Notes 23 and 28)		12,076,688		10,688,068

Gross profit (loss)		2,086,443		(487,408)
Selling and administrative expenses (Notes 24 and 28)		595,308		457,800

Operating income (loss)		1,491,135		(945,208)

Non-operating income
Interest income		54,080		26,178
Rental income		3,796		7,811
Foreign exchange gains		255,307		182,386
Gain on foreign currency translation (Note 17)		35,620		50,945
Gain on valuation of equity method investments (Note 7)		29,013		58,513
Gain on disposal of property, plant and equipment		6,561		518
Commission earned (Note 16)		175,233		29,366
Gain on redemption of debentures		1,868		—
Others		10,235		15,114

		571,713		370,831

Non-operating expenses
Interest expenses		185,690		159,339
Foreign exchange losses		192,847		234,859
Loss on foreign currency translation (Note 17)		35,299		13,423
Donations		2,314		1,821
Loss on disposal of accounts receivable (Note 4)		2,685		9,922
Loss on valuation of equity method investments (Note 7)		35,347		11,379
Loss on disposal of available-for-sale securities		—		35
Loss on disposal of property, plant and equipment		3,498		1,046
Impairment loss on property, plant, and equipment (Note 8)		40,098		—
Loss on disposal of investment assets		—		118
Ramp up costs (Note 6)		—		18,043
Loss on redemption of debentures (Note 13)		19,500		—
Others		8		7

		517,286		449,992

Income (loss) before income tax		1,545,562		(1,024,369)
Income tax benefit (expense) (Note 21)		(201,535)		255,056

Net income (loss)	(Won)	1,344,027	(Won)	(769,313)

Basic earnings (loss) per share (Note 25)	(Won)	3,756	(Won)	(2,150)
Diluted earnings (loss) per share (Note 25)	(Won)	3,716	(Won)	(2,150)

The accompanying notes are an integral part of these non-consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of Retained Earnings

Years ended December 31, 2007 and 2006

(Date of appropriations : February 29, 2008 and February 28, 2007 for the years ended December 31, 2007 and 2006, respectively)

(in millions of Korean won, except per share amount)	2007		2006
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	2,711,036	(Won)	3,480,349
Net income (loss)		1,344,027		(769,313)

		4,055,063		2,711,036

Appropriation of retained earnings
Legal reserve		26,836		—
Cash dividend (Dividend per share: (Won)750) (Note 26)		268,362		—

		295,198		—

Unappropriated retained earnings carried forward to the following year	(Won)	3,759,865	(Won)	2,711,036

The accompanying notes are an integral part of these non-consolidated financial statements.

5

LG.Philips LCD Co., Ltd.

Non-Consolidated Statement of Changes in Shareholders’ Equity

Year Ended December 31, 2007

(in millions of Korean won)	Capital stock		Capital surplus		Accumulated other comprehensive Income		Retained earnings		Total

Balance as of January 1, 2007	(Won)	1,789,079	(Won)	2,275,172	(Won)	(13,948)	(Won)	2,839,373	(Won)	6,889,676
Net income (loss)		—		—		—		1,344,027		1,344,027
Changes in consideration for conversion rights		—		35,899		—		—		35,899
Changes in equity securities (Note 22)		—		—		46,772		—		46,772
Changes in gain on valuation of derivatives (Note 22)		—		—		(22,925)		—		(22,925)
Changes in loss on valuation of derivatives (Note 22)		—		—		(4,076)		—		(4,076)

Balance as of December 31, 2007	(Won)	1,789,079	(Won)	2,311,071	(Won)	5,823	(Won)	4,183,400	(Won)	8,289,373

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income (loss)	(Won)	1,344,027	(Won)	(769,313)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation (Note 8)		2,610,254		2,521,931
Amortization of intangible assets (Note 9)		45,452		44,231
Loss (gain) on disposal of property, plant and equipment, net		(3,063)		528
Impairment loss on property, plant and equipment (Note 8)		40,098		—
Gain on foreign currency translation, net		(7,932)		(47,145)
Amortization of discount on debentures		45,323		35,615
Loss on redemption of debentures, net		17,632		—
Provision for warranty reserve (Note 11)		72,058		35,641
Provision for severance benefits (Note 14)		62,663		55,157
Loss (gain) on valuation of equity method investments, net (Note 7)		6,334		(47,134)
Loss on disposal of available-for-sale securities		—		35
Stock compensation cost (Note 15)		560		—
Loss on disposal of investment assets		—		118

		2,889,379		2,598,977

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(1,381,517)		(14,465)
Decrease (increase) in inventories		54,780		(263,611)
Increase in other accounts receivable		(94,090)		(11,454)
Decrease (increase) in accrued income		(13,223)		549
Decrease in advance payments		2,688		527
Decrease in prepaid expenses		17,591		23,964
Decrease (increase) in prepaid value added tax		(39,367)		49,257
Decrease in other current assets		16,502		24,502
Increase in long-term prepaid expenses		(46,625)		(80,434)
Increase in long-term other account receivable		(364)		—
Decrease (increase) in non-current deferred income tax		123,183		(255,057)
Increase trade accounts and notes payable		29,968		381,007
Increase (decrease) in other accounts payable		42,559		(35,028)
Increase (decrease) in advances received		11,899		(148)
Decrease in withholdings		(2,319)		(2,959)
Increase (decrease) in accrued expenses		104,456		(5,958)
Increase (decrease) in income tax payable		72,342		(19,499)
Decrease in warranty reserve (Note 11)		(50,778)		(23,649)
Decrease in other current liabilities		(5,885)		(9,089)
Accrued severance benefits transferred from affiliated company, net (Note 14)		2,117		3,531
Payments of severance benefits (Note 14)		(48,064)		(33,921)
Decrease (increase) in severance insurance deposits (Note 14)		(45,242)		13,829
Decrease in contribution to National Pension Fund (Note 14)		110		68

		(1,249,279)		(258,038)

Net cash provided by operating activities		2,984,127		1,571,626

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Proceeds from non-current guarantee deposits		412		11,185
Proceeds from disposal of property, plant and equipment		44,364		11,503
Proceeds from disposal of available-for-sale securities		—		349
Proceeds from dividends of equity method investments		17,754		37,643
Proceeds from disposal of long-term financial instruments		—		3
Acquisition of equity-method investments (Note 7)		(102,699)		(152,481)
Acquisition of short-term financial instruments (Note 3)		(785,000)		—
Payments of non-current guarantee deposits		(12,009)		(4,648)
Acquisitions of available-for-sale securities		(39)		(53)
Acquisitions of property, plant and equipment (Note 8)		(1,250,504)		(2,743,732)
Acquisition of intangible assets (Note 9)		(10,477)		(8,251)

Net cash used in investing activities		(2,098,198)		(2,848,482)

Cash flows from financing activities
Proceeds from issuance of debentures		508,997		399,600
Proceeds from issuance of long-term debts		277,362		632,314
Repayment of current portion of long-term debts		(557,258)		(432,017)
Early redemption of debentures		(590,401)		—
Repayment of long-term debts		(202,946)		—

Net cash provided by (used in) financing activities		(564,246)		599,897

Net increase (decrease) in cash and cash equivalents		321,683		(676,959)
Cash and cash equivalents
Beginning of the year		788,066		1,465,025

End of the year	(Won)	1,109,749	(Won)	788,066

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

1.	The Company

LG.Philips LCD Co., Ltd. (the "Company") was incorporated in 1985 under its original name of LG Soft, Ltd. and commenced its manufacture and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) in 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. on August 27, 1999.

The Company listed its shares with the Korea Stock Exchange and with US Securities and Exchange Commission in July 2004.

As of December 31, 2007 and 2006, the Company’s shareholders are as follows:

	2007		2006
	Number of Shares	Percentage of Ownership (%)	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	135,625,000	37.9	135,625,000	37.9
Koninklijke Philips Electronics N. V.	71,225,000	19.9	117,625,000	32.9
Others	150,965,700	42.2	104,565,700	29.2

	357,815,700	100.0	357,815,700	100.0

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its year end non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flow, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

And as SKFAS Nos. 21 through 23, including No.11, became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2007. However, the non-consolidated statement of changes in shareholders’ equity is not presented comparatively in accordance with SKFAS No. 21.

Due to the adoption of SKFAS No.21, certain amounts in the financial statements as of and for the year ended December 31, 2006, have been reclassified to conform to the December 31, 2007 financial statement presentation. These reclassifications have no effect on previously reported net loss or shareholders' equity.

Revenue Recognition

Revenue from the sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.

Inventories

The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the moving-weighted average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. Inventories are stated at the lower of cost or net realizable value.

Investments in Securities

Costs of securities are determined using the moving-weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses of available-for-sale securities are recognized in the income statement.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Equity method Investments

Investees over which the Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset's useful life, provided it meets the criteria for recognition of provisions.

Property, plant and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated useful lives	Depreciation Method
Buildings	20 - 40 years	Straight-line method
Structures	20 - 40 years	Straight-line method
Machinery and equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Tools, furniture and fixtures	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on using the following depreciation method and estimated useful lives:

	Estimated useful lives	Depreciation Method
Intellectual property rights	5 - 10 years	Straight-line method
Rights to use electricity and gas supply facilities	10 years	Straight-line method
Rights to use industrial water facilities	10 years	Straight-line method
Software	4 years	Straight-line method

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Government grants

Government grants received, which are to be repaid, are recorded as liability, while grants without obligation to be repaid are offset against cost of assets purchased with such grants. Grants received for a specific purpose are offset against the specific expense for which it was granted, and other grants are recorded as a gain for the period.

Capitalized interest

The Company capitalizes interest expense incurred on borrowings used to finance the cost of manufacturing, acquisition, and construction of inventory and property, plant, and equipment that require more than one year to complete from the initial date of manufacture, acquisition, and construction.

Impairment loss of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.

Translation of assets and liabilities denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.

Currency translation for foreign operations

Assets and liabilities of a foreign branch or company subject to the equity method of accounting for investments are translated into Korean won at the rates of exchange in effect at the balance sheet date, while their equity is translated at the exchange rate at the time of transaction, and income statement accounts at the average rate over the period. Resulting translation gains and losses are recorded as accumulated other comprehensive income and expense. Corresponding gains and losses are recognized as gain or loss when the foreign branch or company is liquidated or sold.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Provisions and Contingent liability

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through severance insurance deposits with an insurance company. Deposits made by the Company are recorded as deductions from accrued severance benefits. The excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposits certain portion severance benefits to National Pension Service according to National Pension Law. The deposit amount is recorded as deduction from accrued severance benefits.

Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Derivatives

All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the income statement or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under accumulated other comprehensive income and expense.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Convertible bonds

When convertible bonds are issued, the amount paid for the conversion rights, which is computed as the difference between the issuing value and the present value of future cash flows discounted at the effective interest rate of the bond without conversion features, is included in other capital surplus. The related adjustment to the conversion right is presented as a deduction from the face value, whereas call premium is presented as an addition.

Stock Appreciation Plan

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Under the fair value basis method, compensation costs for stock option plans are determined by calculating the difference between the exercise price and the market price of the underlying stock. Stock-based compensation cost is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the agreed minimum service period.

Income Tax

Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

Approval of Non-Consolidated Financial Statements

The December 31, 2007 non-consolidated financial statements of the Company were approved by the Board of Directors on January 15, 2008.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2007 and 2006, consist of the following:

(in millions)	Annual interest rate (%) as of December 31, 2007	2007		2006
Cash and cash equivalents
Cash on hand		(Won)	—	(Won)	6
Checking accounts			3		34
Time deposits	4.9 ~ 6.15		972,628		663,480
Passbook accounts in Foreign currencies of US$99 million, JP¥ 716 million, EUR 0.1 million, PLN 99 million
(2006: US$ 129 million JP¥ 319 million EUR 1.5 million)	0.22 ~ 4.37		137,118		124,546

			1,109,749		788,066
Short-term financial instruments
Time deposits and others	5.5 ~ 7.0		785,000		—
Long-term financial instruments
Guarantee deposits for checking accounts			13		13

		(Won)	1,894,762	(Won)	788,079

As of December 31, 2007 and 2006, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2007 and 2006, consist of the following:

	2007
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable
Trade accounts receivable	(Won)	2,436,582	(Won)	5,139	(Won)	2,431,443
Trade notes receivable		31,503		—		31,503
Other accounts receivable		122,917		1,230		121,687
Accrued income		14,186		142		14,044
Advance payments		2,771		28		2,743
Long-term other accounts receivable		368		4		364

	(Won)	2,608,327	(Won)	6,543	(Won)	2,601,784

	2006
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Carrying value
Trade accounts and notes receivable
Trade accounts receivable	(Won)	1,038,587	(Won)	910	(Won)	1,037,677
Trade notes receivable		11,731		—		11,731
Other accounts receivable		27,342		306		27,036
Accrued income		828		8		820
Advance payments		5,486		55		5,431

	(Won)	1,083,974	(Won)	1,279	(Won)	1,082,695

As of December 31, 2007, there are no trade bills negotiated through banks but not yet matured (2006: (Won)204,528 million).

In October 2006, the subsidiaries entered into a five-year accounts receivable selling program with Standard Chartered Bank, selling accounts receivable of four subsidiaries, namely, LG. Philips LCD America Inc., LG. Philips LCD Germany GmbH, LG. Philips LCD Shanghai Co., Ltd. and LG. Philips LCD Hong Kong Co., Ltd., on a revolving basis, of up to US$600 million. The Company joined this program in April 2007. As of December 31, 2007, there are no accounts receivable sold. Losses, including the loss on disposal of accounts receivable, and various program and facility fees associated with the Program totaled approximately (Won)574 million for the year ended December 31, 2007.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

5.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2007 and 2006, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2007			2006
(in millions)	Korean Won Equivalent	Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	2,433,577	US$ JP¥ EUR	2,313 4,796 163	(Won)	1,039,254	US$ JP¥ EUR	994 3,530 71
Other accounts receivable	107,136	US$ JP¥ EUR	114 30 —		12,575	US$ JP¥ EUR	4 107 6
Prepaid value added tax	74,947	PLN	197		—		—
Trade accounts and notes payable	528,269	US$ JP¥	426 15,336		383,771	US$ JP¥	289 14,756
Other accounts payable	96,109	US$ JP¥ EUR	85 1,727 2		84,466	US$ JP¥ EUR	21 6,999 8

6.	Inventories

Inventories as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Finished products	(Won)	315,363	(Won)	311,808
Work-in-process		216,258		312,231
Raw materials		110,652		129,373
Supplies		78,936		101,068

		721,209		854,480
Less : Valuation loss		(40,613)		(119,104)

	(Won)	680,596	(Won)	735,376

For the year ended December 31, 2007, the Company recorded no ramp-up cost (2006: (Won) 18,043 million) to counter the unusual low volume of production.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

7.	Equity-method Investments

Equity-method investments as of December 31, 2007 and 2006, consist of the following:

	2007
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000	100	(Won)	6,082	(Won)	10,297	(Won)	1,486
LG.Philips LCD Germany GmbH	960,000	100		1,252		6,645		—
LG.Philips LCD Japan Co., Ltd.	1,900	100		1,088		5,831		2,660
LG.Philips LCD Taiwan Co., Ltd.	11,549,994	100		6,076		15,628		4,918
LG.Philips LCD Nanjing Co., Ltd.	(1)	100		192,704		237,881		235,386
LG.Philips LCD HongKong Co., Ltd.	115,000	100		1,736		7,564		7,564
LG.Philips LCD Shanghai Co., Ltd.	(1)	100		596		3,007		—
LG.Philips LCD Poland Sp. z o.o.	4,103,277	80		131,761		154,231		154,231
LG.Philips LCD Guangzhou Co, Ltd.	(1)	100		70,474		62,223		58,152
LG.Philips LCD Shenzhen Co., Ltd. (2)	(1)	100		469		1,481		—
Paju Electric Glass	1,440,000	40		14,400		25,431		24,704

			(Won)	426,638	(Won)	530,219	(Won)	489,101

	2006
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD America, Inc.	5,000,000	100	(Won)	6,082	(Won)	9,409	(Won)	8,535
LG.Philips LCD Germany GmbH	960,000	100		1,252		4,064		7,383
LG.Philips LCD Japan Co., Ltd.	1,900	100		1,088		4,559		4,048
LG.Philips LCD Taiwan Co., Ltd.	11,549,994	100		6,076		12,400		6,413
LG.Philips LCD Nanjing Co., Ltd.	(1)	100		177,854		208,655		205,224
LG.Philips LCD HongKong Co., Ltd.	115,000	100		1,736		6,014		4,184
LG.Philips LCD Shanghai Co., Ltd.	(1)	100		596		3,967		3,777
LG.Philips LCD Poland Sp. z o.o.	2,385,900	100		76,591		65,806		65,806
LG.Philips LCD Guangzhou Co., Ltd.	(1)	100		38,264		36,891		36,891
Paju Electric Glass	1,440,000	40		14,400		20,631		19,284

			(Won)	323,939	(Won)	372,396	(Won)	361,545

(1)	No shares have been issued according to the local laws or regulation.
(2)	LG.Philips LCD Shenzhen Co., Ltd. was established in 2007.

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

A summary of investees’ financial data as of and for the year ended December 31, 2007, prior to the elimination of intercompany transactions, follows:

	Total assets		Total liabilities		Total shareholders’ equity		Sales		Net Income (loss)
(in millions of Korean won)
LG.Philips LCD America, Inc.	(Won)	227,361	(Won)	217,064	(Won)	10,297	(Won)	1,561,192	(Won)	793
LG.Philips LCD Germany GmbH		571,962		565,317		6,645		2,554,999		1,892
LG.Philips LCD Japan Co., Ltd.		174,058		168,227		5,831		1,335,073		888
LG.Philips LCD Taiwan Co., Ltd.		575,849		560,221		15,628		3,462,567		2,896
LG.Philips LCD Nanjing Co., Ltd.		424,772		186,891		237,881		272,430		8,927
LG.Philips LCD Hong Kong Co., Ltd.		7,966		402		7,564		725,313		1,496
LG.Philips LCD Shanghai Co., Ltd.		256,811		253,804		3,007		1,379,368		1,820
LG.Philips LCD Poland Sp.z o.o.		350,097		195,866		154,231		95,446		8,964
LG.Philips LCD Guangzhou Co., Ltd.		95,691		33,467		62,224		447		(11,015)
LG.Philips LCD Shenzhen Co., Ltd.		231,739		230,258		1,481		524,568		947
Paju Electric Glass		117,347		62,205		55,142		313,773		14,329

Total	(Won)	3,033,653	(Won)	2,473,722	(Won)	559,931	(Won)	12,225,176	(Won)	31,937

The financial statements of an investee were adjusted due to a change in an accounting policy.

The details of adjustments are as follows:

	2007
Company name	Reason for adjustment	Net asset value before adjustment		Adjustment amount		Net asset value after adjustment
Paju Electric Glass	Unification of depreciation method	(Won)	55,142	(Won)	8,435	(Won)	63,577

LG.Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

The details of the equity method valuation for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Balance as of January 1, 2007		Acquisitions during the year		Gain (loss) on valuation of equity method investments		Accumulated other comprehensive income		Retained Earnings		Balance as of December 31, 2007
Investee
LG.Philips LCD America, Inc.	(Won)	8,535	(Won)	—	(Won)	(7,144)	(Won)	95	(Won)	—	(Won)	1,486
LG.Philips LCD Germany GmbH		7,383		—		(8,072)		689		—		—
LG.Philips LCD Japan Co., Ltd.		4,048		—		(1,773)		385		—		2,660
LG.Philips LCD Taiwan Co., Ltd.		6,413		—		(1,741)		246		—		4,918
LG.Philips LCD Nanjing Co., Ltd.		205,224		14,850		9,863		18,594		(13,145)		235,386
LG.Philips LCD HongKong Co., Ltd.		4,184		—		3,326		54		—		7,564
LG.Philips LCD Shanghai Co., Ltd.		3,777		—		(997)		389		(3,169)		—
LG.Philips LCD Poland Sp. z o.o.		65,806		55,170		8,964		24,291		—		154,231
LG.Philips LCD Guangzhou Co., Ltd.		36,891		32,210		(15,086)		4,137		—		58,152
LG.Philips LCD Shenzhen Co., Ltd.		—		469		(534)		65		—		—
Paju Electric Glass		19,284		—		6,860		—		(1,440)		24,704

	(Won)	361,545	(Won)	102,699	(Won)	(6,334)	(Won)	48,945	(Won)	(17,754)	(Won)	489,101

	2006
(in millions of Korean won)	Balance as of January 1, 2006		Acquisitions during the year		Gain (loss) on valuation of equity method investments		Accumulated other comprehensive income (loss)		Retained Earnings		Balance as of December 31, 2006
Investee
LG.Philips LCD America, Inc.	(Won)	6,388	(Won)	—	(Won)	2,917	(Won)	(770)	(Won)	—	(Won)	8,535
LG.Philips LCD Germany GmbH		2,100		—		5,178		105		—		7,383
LG.Philips LCD Japan Co., Ltd.		3,787		—		680		(419)		—		4,048
LG.Philips LCD Taiwan Co., Ltd.		7,460		—		(68)		(979)		—		6,413
LG.Philips LCD Nanjing Co., Ltd.		176,814		37,643		39,370		(10,960)		(37,643)		205,224
LG.Philips LCD HongKong Co., Ltd.		2,643		—		1,927		(386)		—		4,184
LG.Philips LCD Shanghai Co., Ltd.		611		—		3,313		(147)		—		3,777
LG.Philips LCD Poland Sp. z o.o.		9		76,574		(10,355)		(422)		—		65,806
LG.Philips LCD Guangzhou Co., Ltd.		—		38,264		(956)		(417)		—		36,891
Paju Electric Glass		14,156		—		5,128		—		—		19,284

	(Won)	213,968	(Won)	152,481	(Won)	47,134	(Won)	(14,395)	(Won)	(37,643)	(Won)	361,545

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

As of December 31, 2007 and 2006, the eliminated unrealized gains or losses in the valuation of equity method investments are as follows:

	2007						2006
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
Investee
LG.Philips LCD America, Inc.	(Won)	(8,811)	(Won)	—	(Won)	(8,811)	(Won)	(874)	(Won)	—	(Won)	(874)
LG.Philips LCD Germany GmbH		(14,113)		—		(14,113)		3,319		—		3,319
LG.Philips LCD Japan Co., Ltd.		(3,171)		—		(3,171)		(511)		—		(511)
LG.Philips LCD Taiwan Co., Ltd.		(10,624)		—		(10,624)		(5,987)		—		(5,987)
LG.Philips LCD Nanjing Co., Ltd.		—		(2,496)		(2,496)		107		(3,538)		(3,431)
LG.Philips LCD HongKong Co., Ltd.		—		—		—		(1,830)		—		(1,830)
LG.Philips LCD Shanghai Co., Ltd.		(5,655)		—		(5,655)		(190)		—		(190)
LG.Philips LCD Poland Sp. z o.o.		—		—		—		—		—		—
LG.Philips LCD Guangzhou Co., Ltd.		—		(4,071)		(4,071)		—		—		—
LG.Philips LCD Shenzhen Co., Ltd.		(10,126)		—		(10,126)		—		—		—
Paju Electric Glass		(726)		—		(726)		(1,347)		—		(1,347)

	(Won)	(53,226)	(Won)	(6,567)	(Won)	(59,793)	(Won)	(7,313)	(Won)	(3,538)	(Won)	(10,851)

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

8.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2007	(Won)	317,161	(Won)	1,618,448	(Won)	134,604	(Won)	5,671,549	(Won)	62,114	(Won)	151,398
Acquisition during the year		—		34,040		—		12,027		778		5,821
Capitalized interest		—		188		—		2,676		—		—
Depreciation		—		(89,252)		(7,997)		(2,396,982)		(42,879)		(72,074)
Impairment loss[1]		—		—		—		(16,139)		—		—
Disposal		(77)		(3,541)		—		(36,591)		(430)		(605)
Transfer		(2,534)		86,505		419		616,090		(2,160)		17,808
Subsidy (increase) decrease		—		—		—		(153)		—		—

Balance as of December 31, 2007	(Won)	314,550	(Won)	1,646,388	(Won)	127,026	(Won)	3,852,477	(Won)	17,423	(Won)	102,348

Acquisition cost	(Won)	314,550	(Won)	1,989,107	(Won)	169,317	(Won)	14,220,479	(Won)	115,943	(Won)	436,509

Accumulated depreciation	(Won)	—	(Won)	342,719	(Won)	42,291	(Won)	10,351,863	(Won)	98,520	(Won)	334,161

Accumulated impairment loss	(Won)	—	(Won)	—	(Won)	—	(Won)	16,139	(Won)	—	(Won)	—

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2007	(Won)	5,341	(Won)	8,460	(Won)	42,010	(Won)	848,991	(Won)	8,860,076
Acquisition during the year		16		49		125,935		492,065		670,731
Capitalized interest		—		—		—		22,353		25,217
Depreciation		(2,366)		—		—		—		(2,611,550)
Impairment loss[1]		—		—		—		(23,959)		(40,098)
Disposal		(56)		—		—		—		(41,300)
Transfer		322		—		(148,902)		(599,871)		(32,323)
Subsidy (increase) decrease		—		—		—		—		(153)

Balance as of December 31, 2007	(Won)	3,257	(Won)	8,509	(Won)	19,043	(Won)	739,579	(Won)	6,830,600

Acquisition cost	(Won)	10,291	(Won)	8,509	(Won)	19,043	(Won)	739,579	(Won)	18,023,327

Accumulated depreciation	(Won)	7,034	(Won)	—	(Won)	—	(Won)	—	(Won)	11,176,588

Accumulated impairment loss	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	16,139

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

	2006
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2006	(Won)	316,236	(Won)	1,633,119	(Won)	122,772	(Won)	5,078,844	(Won)	50,471	(Won)	146,673
Acquisition during the year		—		30,971		748		34,529		69		33,174
Capitalized interest		—		1		2		19,723		—		—
Depreciation		—		(83,756)		(7,447)		(2,333,913)		(21,742)		(73,419)
Disposal		—		(1,168)		—		(993)		(1)		(109)
Transfer		925		40,442		20,499		2,873,435		33,317		45,079
Subsidy (increase) decrease		—		(1,161)		(1,970)		(76)		—		—

Balance as of December 31, 2006	(Won)	317,161	(Won)	1,618,448	(Won)	134,604	(Won)	5,671,549	(Won)	62,114	(Won)	151,398

Acquisition cost	(Won)	317,161	(Won)	1,874,417	(Won)	168,772	(Won)	13,753,973	(Won)	138,303	(Won)	411,459

Accumulated depreciation	(Won)	—	(Won)	255,969	(Won)	34,168	(Won)	8,082,424	(Won)	76,189	(Won)	260,061

	Vehicles		Others		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2006	(Won)	5,560	(Won)	6,052	(Won)	505,787	(Won)	1,122,945	(Won)	8,988,459
Acquisition during the year		74		—		596,088		1,686,893		2,382,546
Capitalized interest		—		—		—		6,401		26,127
Depreciation		(2,457)		—		—		—		(2,522,734)
Disposal		—		—		(9,759)		—		(12,030)
Transfer		2,164		2,408		(1,050,106)		(1,968,431)		(268)
Subsidy (increase) decrease		—		—		—		1,183		(2,024)

Balance as of December 31, 2006	(Won)	5,341	(Won)	8,460	(Won)	42,010	(Won)	848,991	(Won)	8,860,076

Acquisition cost	(Won)	12,293	(Won)	8,460	(Won)	42,010	(Won)	848,991	(Won)	17,575,839

Accumulated depreciation	(Won)	6,952	(Won)	—	(Won)	—	(Won)	—	(Won)	8,715,763

[1]	For the year ended December 31, 2007, the Company recorded impairment loss of (Won)40,098 million due to the change in the facilities investment plan.

As of December 31, 2007, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)415,857 million (2006: (Won)403,198 million).

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

The Company capitalizes the loss on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss on foreign exchange rate fluctuations and interest expenses for the year ended December 31, 2007, amount to (Won)25,217 million (2006: (Won)26,127 million).

For the year ended December 31, 2007, net loss on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)7,510 million (2006: net loss of (Won)9,628 million).

For the year ended December 31, 2007, the accumulated effects of capitalized expenses on significant accounts in the balance sheet and statement of operations are as follows:

Balance Sheet

	If interest expenses were capitalized				If interest expenses were expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation		Acquisition cost		Accumulated depreciation
Property, plant and equipment	(Won)	18,023,327	(Won)	11,176,588	(Won)	17,883,249	(Won)	11,146,931	(Won)	140,078	(Won)	29,657

Statement of Income

(in millions of Korean won)	If interest expenses were capitalized		If interest expenses were expensed as incurred		Difference
Depreciation	(Won)	2,611,550	(Won)	2,610,830	(Won)	720
Interest expense		185,690		218,417		(32,727)
Gain on foreign currency translation		35,620		43,130		7,510
Net income		1,344,027		1,319,530		(24,497)

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

9.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2007 and 2006, are as follows:

	2007
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights for usage of industrial water facilities		Software		Total
Balance as of January 1, 2007	(Won)	106,324	(Won)	437	(Won)	7,421	(Won)	—	(Won)	114,182
Increase during the year		10,477		32,177		146		—		42,800
Reversal		—		—		—		—		—
Amortization		(43,880)		(328)		(1,244)		—		(45,452)

Balance as of December 31, 2007	(Won)	72,921	(Won)	32,286	(Won)	6,323	(Won)	—	(Won)	111,530

Acquisition cost	(Won)	444,883	(Won)	32,760	(Won)	12,445	(Won)	9,713	(Won)	499,801

Accumulated amortization	(Won)	371,962	(Won)	474	(Won)	6,122	(Won)	9,713	(Won)	388,271

	2006
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights for usage of industrial water facilities		Software		Total
Balance as of January 1, 2006	(Won)	141,013	(Won)	228	(Won)	8,653	(Won)	—	(Won)	149,894
Increase during the year		8,251		268		—		—		8,519
Reversal		—		—		—		—		—
Amortization		(42,940)		(59)		(1,232)		—		(44,231)

Balance as of December 31, 2006	(Won)	106,324	(Won)	437	(Won)	7,421	(Won)	—	(Won)	114,182

Acquisition cost	(Won)	434,407	(Won)	583	(Won)	12,299	(Won)	9,713	(Won)	457,002

Accumulated amortization	(Won)	328,083	(Won)	146	(Won)	4,878	(Won)	9,713	(Won)	342,820

The Company has classified the amortization as part of manufacturing overhead costs. The amortization expense for the year ended December 31, 2007, amounts to (Won)45,452 million (2006: (Won)44,231 million).

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

The details of intellectual property rights as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	Description	2007		2006		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	72,921	(Won)	106,324	3	~10 years

The Company expensed research and development costs of (Won)414,416 million for the year ended December 31, 2007 (2006: (Won)436,112 million).

For the years ended December 31, 2007 and 2006, the significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2007		2006
Training expenses	(Won)	7,579	(Won)	13,247
Advertising expenses		30,377		24,024
Expenses for foreign market expansion		6,254		5,255

	(Won)	44,210	(Won)	42,526

10.	Insurance Coverage

As of December 31, 2007, inventories and property, plant and equipment are insured against fire and other casualty losses for up to (Won) 19,798,552 million, and inventories located in LG.Philips LCD Nanjing Co., Ltd. and LG.Philips LCD Poland Sp. z o.o. for up to US$ 130 million and EUR 134million, respectively. Additionally, as of December 31, 2007, the Company insured directors’ and officers’ liabilities for up to US$ 100 million.

11.	Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Balance at the beginning of the year	(Won)	28,015	(Won)	16,023
Increase		72,058		35,641
Decrease		50,778		23,649

Balance at the end of the year	(Won)	49,295	(Won)	28,015

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

12.	Current Portion of Long-Term Debts and Debentures

Current portion of long-term debts and debentures as of December 31, 2007 and 2006, consists of the following:

(in millions of Korean won)
Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2007	2007		2006
Long-term debts in won	Korea Export-Import Bank and others	5.88 ~ 6.34	(Won)	61,767	(Won)	39,267
Corporate bonds in won		5.0		250,000		300,000
Corporate bonds in foreign currency	-			—		185,920
Long-term debts in foreign currency of US$ 42 million (2006:US$234 million)	Korea Development Bank and others	6ML + 1.20 3ML + 0.99 ~ 1.35		39,404		32,071

				351,171		557,258
Less : Discounts on debentures				(890)		(4,169)

			(Won)	350,281	(Won)	553,089

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

13.	Long-Term Debts and Debentures

Long-term debts and debentures as of December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)
Type of borrowing		Annual interest rates (%) as of December 31, 2007	2007		2006
Won currency debentures
Non-guaranteed, payable through 2010		3.5 ~ 5.0	(Won)	1,180,000	(Won)	1,550,000
Private debentures, payable in 2011		5.3 ~ 5.89		600,000		600,000
Less :	Current portion			(250,000)		(300,000)
	Discounts on debentures			(8,636)		(16,036)

				1,521,364		1,833,964

Foreign currency debentures
Floating rate notes (2006: US$200 million)				—		185,920

				—		185,920
Less :	Current portion			—		(185,920)

				—		—

Convertible bonds¹
US dollar-denominated bonds, payable through 2012 of US$ 550 million (2006: US$ 475 million)				511,555		483,780
Add :	Call premium			85,788		84,613
Less :	Discount on debentures			(2,237)		(2,139)
	Conversion adjustment			(118,323)		(80,827)

				476,783		485,427

			(Won)	1,998,147	(Won)	2,319,391

Won currency loans
General loans		5.88 ~ 6.34	(Won)	109,117	(Won)	238,383
		4.25		18,982		14,634
Less :	Current portion			(61,767)		(39,267)

				66,332		213,750

Foreign currency loans
General loans		6ML+0.69~1.2, 3ML+0.66~1.35, 3ML+0.35~0.53, 6ML+0.41		780,582		648,861
Less :	Current portion			(39,404)		(32,071)

				741,178		616,790

			(Won)	807,510	(Won)	830,540

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49% of the principal amount at maturity. The bondholders have a put option to be repaid at 108.39% of the principal amount on October 19, 2007. On September 19, 2007, put option for US$459.6 million was exercised and bonds were paid on October 19, 2007. On the same date, the Company exercised its call option to pay off the rest of convertible bonds amounting to US$15.4 million which were paid in November 2007. For the year ended December 31, 2007, the Company recorded loss on redemption of debentures of (Won)19,216 million due to the redemption of convertible bonds.

On April 18, 2007, the Company issued US dollar-denominated convertible bonds totaling US$550 million, with a zero coupon rate. On or after April 19, 2008 through April 3, 2012, the bonds are convertible into common shares at a conversion price of (Won)49,070 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 116.77 % of their principal amount at maturity. The bondholders have a put option to be repaid at 109.75 % of their principal amount on April 18, 2010. As of December 31, 2007, the number of non-converted common shares is 10,464,234. The Company is entitled to exercise a call option after three years from the closing date at the amount of the principal and interests, calculated at 3.125% of the yield to maturity, from the closing date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds have been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interests from the closing date to the repayment date prior to their maturity.

As of December 31, 2007, the foreign currency loans denominated in U.S. dollars amount to US$ 832 million (2006: US$ 698 million).

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

The aggregate annual maturities of long-term debts outstanding as of December 31, 2007, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the Year ending December 31,	Won currency debentures		Won currency loans		Convertible bonds		Foreign currency loans		Total
2009	(Won)	530,000	(Won)	40,451	(Won)	—	(Won)	—	(Won)	570,451
2010		600,000		9,873		—		4,691		614,564
2011		400,000		3,797		—		478,482		882,279
2012		—		3,796		511,555		234,550		749,901
2013		—		3,796		—		23,455		27,251
Thereafter		—		4,619		—		—		4,619

	(Won)	1,530,000	(Won)	66,332	(Won)	511,555	(Won)	741,178	(Won)	2,849,065

14.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Balance at the beginning of the year	(Won)	136,759	(Won)	111,992
Actual severance payments		(48,064)		(33,921)
Transferred from/to affiliated companies, net		2,117		3,531
Provision for severance benefits		62,663		55,157

		153,475		136,759
Cumulative deposits to the National Pension Fund		(530)		(640)
Severance insurance deposit		(99,510)		(54,268)

Balance at the end of the year	(Won)	53,435	(Won)	81,851

The severance benefits are funded approximately 64.8% as of December 31, 2007 (2006 : 39.7%), through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

15.	Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) to certain executives. Under the terms of this plan, the executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 per share due to the additional issuance of common stock in 2005. These SARs are exercisable starting April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares is exercisable.

The options activity under the SARs for the years ended December 31, 2007 and 2006, follows:

	2007	2006
Beginning, number of shares under SARs	260,000	410,000
Options granted	—	—
Options canceled/expired¹	40,000	150,000

Ending, number of shares under SARs	220,000	260,000

¹	Options were canceled due to the retirement of several executive officers.

The Company recognized compensation costs of (Won)560 million for the year ended December 31, 2007 (2006 : nil).

16.	Commitments and Contingencies

As of December 31, 2007, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2007, the Company has a revolving credit facility agreement with several banks totaling (Won)200,000 million and US$ 100 million.

As of December 31, 2007, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of US$1,143.5 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$35.5 million.

The Company receives repayment guarantees from ABN AMRO Bank amounting to US$ 8.5 million relating to tax payments in Poland.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

As of December 31, 2007, the Company entered into a payment guarantee agreements with a syndicate of banks including Kookmin bank and Societe Generale in connection with a EUR 90 million term loan credit facility of LG.Philips LCD Poland Sp. z o.o.

As of December 31, 2007, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Koninklijke Philips Electronics N.V.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. On August 29, 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process of TFT-LCDs in the United States District Court for the Central District of California. On November 21, 2006, the Jury in California issued a verdict that Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America had willfully infringed a patent owned by the Company, and awarded the Company US$53.5 million in damages. On September 12, 2007, the United States District Court in California granted the Company’s request for enhanced damages, interest for the damages, and additional damages of continuing infringement and legal fees. On September 17, 2007, the United States District Court in California granted the Company’s request for permanent injunction against Chunghwa Picture Tubes to stop sale or import of infringing products in the United States.

On May 27, 2004, the Company filed a complaint in the United States District Court for the District of Delaware against Tatung Co., the parent company of Chunghwa Picture Tubes, and ViewSonic Corp., and others claiming patent infringement of rear mountable liquid crystal display devices.

On January 10, 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against LG Electronics Inc. and the Company in the United States District Court for the Central District of California. On March 29, 2007, the United States District Court for the Central District of California dismissed the case without prejudice.

On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and ViewSonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process of TFT-LCDs in the United States District of Delaware. On July 27, 2006, the Jury in Delaware issued a verdict that Chunghwa Picture Tubes had willfully infringed a patent owned by the Company, and awarded the Company US$52.4 million in damages.

On November 26, 2007, the Company and Chunghwa Picture Tubes signed a settlement and patent agreement regarding the dismissal of two pending claims, and a cross licensing agreement allowing the companies to share patented technology. As part of the settlement, Chunghwa Picture Tubes will pay a settlement payment to the Company in compensation. The settlement payment is included in commission earned under non-operating income.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

On January 9, 2006, New Medium Technology LLC, AV Technologies LLC, IP Innovation LLC, and Technology Licensing Corporation filed a complaint for patent infringement against the Company in the United States District Court for the Northern District of Illinois. On June 28, 2007, the Company settled with IP Innovation LLC and Technology Licensing Corporation, and the case was dismissed on July 6, 2007.

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp., AU Optronics Corp., Tatung Company, ViewSonic Corp. and others alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin, but the case was transferred to United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Co. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas.

On December 6, 2007, the Company and Tatung Co. signed a settlement agreement regarding the dismissal of pending claims. On January 19, 2008, the Company and ViewSonic Corp. signed a settlement agreement regarding the dismissal of pending claims.

On April 14, 2006, Positive Technologies, Inc. filed a complaint in the United States District Court for the Eastern District of Texas against, among others, several of the Company’s customers, including BenQ America Corp., Hitachi America Ltd., Panasonic Corp. of North America, Philips Electronics North America Corp. and Toshiba America, Inc. for alleged infringement of two of its patents relating to LCD displays. Positive Technologies, Inc. is seeking, among other things, damages for past infringement. On March 7, 2007, the United States District Court for the Eastern District of Texas granted the Company’s intervention in the patent infringement case brought by Positive Technologies, Inc.

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation.

The Company’s management does not expect that the outcome in any of these legal proceedings and claims, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company is currently under investigation by the fair trade or antitrust authorities in Korea, Japan, US and other markets with respect to possible anti-competitive activities in the LCD industry. As of December 31, 2007, the Company, along with a number of other companies in the LCD industry, has been named as defendants in a number of purported federal class actions in the United States alleging that the defendants violated the antitrust laws in connection with the sale of LCD panels.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

In February 2007, the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by the shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934, as amended, by the Company and certain of its officers and directors in connection with possible anti-competitive activities in the LCD industry. The Company and the officers and directors intend to defend themselves vigorously in this matter.

Each of these matters remains in the very early stages and the Company is not in a position to predict their outcome. However, the Company intends to defend itself vigorously in these matters.

17.	Derivatives

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from the sale of products, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of said contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date

ABN Amro Bank and others	US$	1,550	(Won)	1,420,488	(Won)898.9:US$1 ~ (Won)938.8:US$1	January 2, 2008 – March 3, 2008

Woori Bank and others	EUR	80	(Won)	104,989	(Won)1,297.76:EUR1 ~ (Won)1,352.36:EUR1	January 2, 2008 – February 27, 2008

BNP Paribas and others	(Won)	39,934	JP¥	5,000	(Won)7.922:JP¥1 ~ (Won)8.052:JP¥1	January 14, 2008 – February 14, 2008

ABN Amro Bank and others	US$	87	JP¥	10,000	JP¥113.46:US$1 ~ JP¥116.05:US$1	January 14, 2008 – February 20, 2008

As of December 31, 2007, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)4,610 million and (Won)34,974 million, respectively. Total unrealized gains and losses of (Won)2,544 million and (Won)21,409 million, respectively, were charged to operations for the year ended December 31, 2007, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports and the purchase of materials, were recorded as accumulated other comprehensive income.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

The forecasted hedged transactions are expected to be completed on March 3, 2008. The aggregate amount of all deferred gains and losses of (Won)2,066 million and (Won)13,565 million, respectively, recorded net of tax under accumulated other comprehensive income, are expected to be included in the determination of gain and loss within a year from December 31, 2007.

For the year ended December 31, 2007, the Company recorded realized exchange gains of (Won)55,132 million (2006: (Won)246,904 million) on foreign currency forward contracts upon settlement, and realized exchange losses of (Won)53,562 million (2006 : (Won)78,768 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes.

A summary of these contracts is as follows:

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
Kookmin Bank and others	US$	150		—	3M Libor ~ 3M Libor+ 0.53%	Aug. 29, 2011 – Jan. 31, 2012
		—	(Won)	143,269	4.54% - 5.35%

As of December 31, 2007, no unrealized gains and unrealized losses of (Won) 3,452 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes, while unrealized losses of (Won)(671) million were charged to current income as these contracts did not fulfill those requirements.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)919 million (2006: (Won) 361 million) and no realized loss (2006: (Won) 26,174 million) on cross-currency swap contracts upon settlement.

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

A summary of these contracts is as follows:

(in millions) Contracting party	Contract Amount		Contract Foreign Exchange Rate		Maturity date
SC First Bank	US$	150	Accept floating rate Pay fixed rate	6 M Libor 5.375% - 5.644%	May 21, 2009 – May 24, 2010

As of December 31, 2007, unrealized losses of (Won)4,910 million were recognized as accumulated other comprehensive income as these contracts fulfilled the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)4 million (2006 : (Won)6 million) and realized losses of (Won)257 million (2006 : (Won)27 million) on interest rate swap contracts upon settlement.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions did not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current income as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	USD Put Buying		USD Call Selling		Strike Price	Maturity date
KDB and others	US$	180	US$	180	(Won)917.00:US$1 - (Won)932.00:US$1	Jan. 11, 2008 - Mar. 31, 2008
(in millions) Contracting party	JPY Call Buying		JPY Put Selling		Strike Price	Maturity date
Citibank and others	JP¥	10,000	JP¥	10,000	(Won)7.850:JP¥1 - (Won)8.300:JP¥1	Jan. 11, 2008 - Feb. 14, 2008

As of December 31, 2007, unrealized gains of (Won) 4,080 million and unrealized losses of (Won) 775 million were charged to current income, as these contracts did not fulfill the requirements for hedge accounting for financial statement purposes.

For the year ended December 31, 2007, the Company recorded realized gains of (Won)54 million (2006: nil) and no losses (2006: nil) upon settlement of target forward option contracts, and realized gains of (Won)5,808 million and losses of (Won)832 million (2006 : nil) upon settlement of range forward options.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

18.	Capital Stock

On February 28, 2007, at their Annual General Meeting, the shareholders approved the increase in the authorized shares from 400 million to 500 million. The number of issued common shares as of December 31, 2007 and 2006, is 357,815,700.

There are no movements in common stock from January 1, 2006 to December 31, 2007.

19.	Capital Surplus and Retained Earnings

Capital surplus as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Additional paid in capital	(Won)	2,251,113	(Won)	2,251,113
Conversion rights¹		59,958		24,059

	(Won)	2,311,071	(Won)	2,275,172

¹	Net of tax effects.

Retained earnings as of December 31, 2007 and 2006, consist of:

(in millions of Korean won)	2007		2006
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		4,055,063		2,711,036

	(Won)	4,183,400	(Won)	2,839,373

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

20.	Accumulated other comprehensive income

Accumulated other comprehensive income as of December 31, 2007 and 2006, consists of:

(in millions of Korean won)	2007		2006
Changes in equity securities[1]	(Won)	20,222	(Won)	(26,550)
Gain on valuation of derivative instruments[1]		1,498		24,423
Loss on valuation of derivative instruments[1]		(15,897)		(11,821)

	(Won)	5,823	(Won)	(13,948)

[1]	Net of tax effects.

21.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2007 and 2006, consists of :

(in millions of Korean won)	2007		2006
Current accrued income taxes	(Won)	78,352	(Won)	—
Changes in deferred income taxes from temporary differences		6,949		(16,319)
Changes in deferred income taxes from tax credit		(126,711)		16,017
Changes in deferred income taxes added to shareholders’ equity[1]		(5,548)		(6,261)
Changes in deferred income taxes from losses carryforward		248,493		(248,493)

Income tax expense (benefit)	(Won)	201,535	(Won)	(255,056)

[1]	Changes in deferred income taxes added to shareholders’ equity as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Changes in deferred income taxes
Changes in equity securities[1]	(Won)	(2,173)	(Won)	(426)
Gain on valuation of derivative instruments		8,696		(676)
Loss on valuation of derivative instruments		1,546		(1,081)

		8,069		(2,183)

Changes in income tax
Conversion rights		(13,617)		(4,078)

	(Won)	(5,548)	(Won)	(6,261)

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Inventories	(Won)	5,726	(Won)	21,098
Equity method investments		(13,960)		(11,578)
Derivatives		3,898		492
Property, plant and equipment		47,713		40,875
Tax credit carryforward		403,670		436,486
Deferred income taxes added to shareholders’ equity		6,303		(10,892)
Deferred income taxes from losses carryforward		—		248,493
Others		10,982		27,616
Deduction of unrealizable deferred income tax assets		—		(159,527)

	(Won)	464,332	(Won)	593,063

Available tax credits As of December 31, 2007, amounted to (Won)448,522 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

As of December 31, 2007, as the possibility of sale of investments or payment of dividends from subsidiaries in the near future is minimal, the Company did not recognize (Won)41,500 million of temporary differences related to the valuation of equity method investments.

The reconciliation between income before income taxes and taxable income (loss) for the years ended December 31, 2007 and 2006, follows :

(in millions of Korean won)	2007		2006
Income(loss) before income taxes	(Won)	1,545,562	(Won)	(1,024,369)
Add (deduct) :
Temporary differences		(36,281)		115,712
Permanent differences		93,806		5,047

Taxable income (loss)	(Won)	1,603,087	(Won)	(903,610)

The statutory income tax rate, including resident tax surcharges, applicable to the Company is 27.5% for years ended December 31, 2007 and 2006.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the year ended December 31, 2007, is 13.04% (2006: 24.90%).

Changes in accumulated temporary differences for the year ended December 31, 2007, are as follows:

(in millions of Korean won)	January 1, 2007		Increase (decrease)		December 31, 2007
Inventories	(Won)	76,719	(Won)	(53,859)	(Won)	22,860
Equity method investments		(42,100)		(8,479)		(50,579)
Derivatives		1,790		13,771		15,561
Property, plant and equipment		148,635		27,991		176,626
Warranty reserve		28,015		21,280		49,295
Others		39,219		(43,943)		(4,724)

Total	(Won)	252,278	(Won)	(43,239)	(Won)	209,039

Deduction from capital	(Won)	(39,607)	(Won)	(20,175)	(Won)	(59,782)

Net loss carryforward	(Won)	903,610	(Won)	(903,610)	(Won)	—

Tax credit carryforward	(Won)	436,486	(Won)	(12,036)	(Won)	448,522

22.	Comprehensive Income and Loss

Comprehensive income and loss for the years ended December 31, 2007 and 2006, consist of the following :

(in millions of Korean won)	2007		2006
Net income (loss)	(Won)	1,344,027	(Won)	(769,313)
Other comprehensive income (loss):		19,771		(12,530)
Changes in equity method securities (tax effect : (Won)(2,173) million in 2007)		46,772		(14,821)
Gain on valuation of derivatives (tax effect : 8,696 million in 2007)		(22,925)		(4,870)
Loss on valuation of derivatives (tax effect : (Won)1,546 million in 2007)		(4,076)		7,161

Comprehensive income (loss)	(Won)	1,363,798	(Won)	(781,843)

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

23.	Cost of Sales

Cost of sales for the years ended December 31, 2007 and 2006, consists of the following :

(in millions of Korean won)	2007		2006
Finished goods
Beginning balance of inventories	(Won)	256,002	(Won)	173,404
Cost of goods manufactured		12,109,882		9,785,536
Ending balance of inventories		(310,975)		(256,002)

		12,054,909		9,702,938
Others		21,779		985,130

	(Won)	12,076,688	(Won)	10,688,068

24.	Selling and Administrative Expenses

Selling and administrative expenses for the years ended December 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Salaries	(Won)	83,665	(Won)	43,932
Severance benefits		8,480		5,586
Employee benefits		8,718		5,537
Freight expenses		151,904		165,098
Rental expenses		4,268		3,154
Commission expenses		71,183		54,667
Entertainment expenses		1,903		1,275
Depreciation		7,071		3,105
Taxes and dues		2,222		1,726
Advertising expenses		30,377		24,024
Promotional expenses		18,117		11,378
Development costs		3,218		1,554
Research expenses		102,864		81,081
Bad debt expenses		5,296		(33)
Product warranty expenses and SVC expenses		72,058		35,641
Others		23,964		20,075

	(Won)	595,308	(Won)	457,800

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

25.	Earnings Per Share

Earnings (Loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (Loss) per share for the three-month periods and years ended December 31, 2007 and 2006, are calculated as follows:

(in millions, except for per share amount)	For the three-month periods ended December 31,				For the years ended December 31,
	2007		2006		2007		2006
Net income (loss) as reported on the statements of income	(Won)	759,908	(Won)	(174,345)	(Won)	1,344,027	(Won)	(769,313)
Weighted-average number of common shares outstanding		358		358		358		358

Basic earnings (loss) per share	(Won)	2,124	(Won)	(487)	(Won)	3,756	(Won)	(2,150)

Diluted earnings (loss) per share	(Won)	2,076	(Won)	(487)	(Won)	3,716	(Won)	(2,150)

Diluted earnings (Loss) per share for the three-month periods and years ended December 31, 2007, are calculated as follows:

(in millions, except for per share amount)	For the three-month period ended December 31, 2007		For the year ended December 31, 2007
Net income allocated to common stock	(Won)	759,908	(Won)	1,344,027
Add : Interest expense on convertible bonds¹		4,765		13,186
Diluted net income allocated to common stock		764,673		1,357,213

Weighted average number of common shares and diluted securities outstanding during the period		368		365

Diluted earnings per share	(Won)	2,076	(Won)	3,716

¹	Net of tax effects.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

26.	Dividends

The details of cash dividends for the year ended December 31, 2007, are as follows:

(in millions, except for per share amount)	2007
Number of outstanding shares		358
Dividend ratio		15%	(	(Won) 750 per share)
Dividend amount	(Won)	268,362

The dividend payout ratio and dividend yield ratio for the year ended December 31, 2007, are as follows:

2007
Dividend payout ratio	19.97%
Dividend yield ratio	1.52%

27.	Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the ordinary course of business with related companies for the years ended December 31, 2007 and 2006, and the related account balances outstanding as of December 31, 2007 and 2006, are summarized as follows:

(in millions of Korean won)	Sales ¹				Purchases ¹
	2007		2006		2007		2006
Parent company [2]	(Won)	919,862	(Won)	833,218	(Won)	81,276	(Won)	134,163
Companies that has significant influence over the Company [3]		—		525		31,011		87,701
Overseas subsidiaries [4]		11,356,386		8,632,419		370,669		149,502
Equity-method investee [5]		—		6		309,162		162,182
Other related parties [6]		462,414		238,638		1,825,481		2,049,447

Total	(Won)	12,738,662	(Won)	9,704,806	(Won)	2,617,599	(Won)	2,582,995

¹	Includes sales of (Won) 35,693million and purchases of property, plant and equipment of (Won) 194,046 million.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

	Receivables				Payables
(in millions of Korean won)	2007		2006		2007		2006
Parent company [2]	(Won)	124,560	(Won)	70,626	(Won)	25,851	(Won)	13,501
Companies that has significant influence over the Company [3]		2,717		2,519		8,629		6,375
Overseas subsidiaries [4]		1,921,164		963,098		67,342		27,449
Equity-method investee [5]		—		—		30,291		22,535
Other related parties [6]		52,097		22,897		344,757		424,572

Total	(Won)	2,100,538	(Won)	1,059,140	(Won)	476,870	(Won)	494,432

[2]	LG Electronics Inc.
[3]	LG Corp. , Koninklijke Philips Electronics N.V.
[4]	LG Philips LCD America, Inc., LG Philips LCD Taiwan Co., Ltd.,

LG Philips LCD Japan Co., Ltd., LG Philips LCD Germany GmbH.,

LG Philips LCD Nanjing Co., Ltd., LG Philips LCD Shanghai Co., Ltd.,

LG Philips LCD Hong Kong Co., Ltd., LG.Philips LCD Poland Sp. z o.o.,

LG.Philips LCD Guangzhou Co.,Ltd., LG.Philips LCD Shenzhen Co.,Ltd.,

Global Professional Sourcing Co., Ltd.

[5]	Paju Electric Glass Co., Ltd.
[6]	LG Management Development Institute Co., Ltd., LG Micron Ltd., LG Household and

Healthcare, LG CNS, LG N-sys, LG Powercom Corp., Serveone, LG Innotek,

LG Telecom Co., Ltd., LG Chem Co., Ltd., LG International, LG Dacom Corporation,

Hi Logistics Co. Ltd., Siltron Inc., Lusem Co., Ltd., and others.

Key management7 compensation costs for the years ended December 31, 2007 and 2006, consist of:

(in millions of Korean won)	2007		2006
Officers’ salaries	(Won)	1,732	(Won)	1,506
Post-retirement benefits		688		374
Compensation for stock options		560		—

	(Won)	2,980	(Won)	1,880

[7]

Key management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2007 is (Won) 13.4 billion.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

28.	Value Added Information

Value added information for the years ended December 31, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007
	Cost of sales		Selling and administrative expenses		Research and development expenses		Construction -in-progress		Total
Salaries and wages	(Won)	561,497	(Won)	83,665	(Won)	45,840	(Won)	214	(Won)	691,216
Severance benefits		49,971		8,480		3,691		521		62,663
Employee fringe benefits		87,003		8,718		4,932		9		100,662
Rent		2,761		4,268		522		—		7,551
Depreciation[1]		2,628,428		7,071		20,207		1,296		2,657,002
Taxes and dues		7,175		2,222		252		—		9,649

	(Won)	3,336,835	(Won)	114,424	(Won)	75,444	(Won)	2,040	(Won)	3,528,743

(in millions of Korean won)	2006
	Cost of sales		Selling and administrative expenses		Research and development expenses		Construction -in-progress		Total
Salaries and wages	(Won)	533,985	(Won)	43,932	(Won)	26,065	(Won)	10,314	(Won)	614,296
Severance benefits		45,833		5,586		2,698		1,040		55,157
Employee fringe benefits		86,989		5,537		3,655		1,347		97,528
Rent		2,430		3,154		509		—		6,093
Depreciation[1]		2,549,490		3,105		13,567		803		2,566,965
Taxes and dues		7,400		1,726		216		20		9,362

	(Won)	3,226,127	(Won)	63,040	(Won)	46,710	(Won)	13,524	(Won)	3,349,401

¹	Includes amortization of intangible assets.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

29.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 93% of total sales for the year ended December 31, 2007.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2007 and 2006:

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2007	(Won)	1,026,253	(Won)	3,432,418	(Won)	1,333,123	(Won)	1,519,095	(Won)	2,762,241	(Won)	2,439,346	(Won)	1,650,655	(Won)	14,163,131

2006	(Won)	845,693	(Won)	1,973,185	(Won)	1,148,192	(Won)	967,723	(Won)	2,979,621	(Won)	1,796,180	(Won)	490,066	(Won)	10,200,660

30.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006, are as follows:

(in millions of Korean won)	2007		2006
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	184,043	(Won)	740,048

31.	Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2007 and 2006, are as follows :

(in millions of Korean won, except per share amount)	2007		2006
Sales	(Won)	4,314,493	(Won)	2,967,139
Cost of sales		3,264,894		3,003,570
Operating income (loss)		880,903		(150,838)
Net income (loss)		759,908		(174,345)
Basic earnings (loss) per share		2,124		(487)
Diluted earnings (loss) per share		2,076		(487)

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2007 and 2006

32.	Subsequent Events

On January 1, 2008, the Company entered into a contract to acquire the Active Matrix-Organic Light Emitting Diodes (“AM OLED”) business from LG Electronics Inc., its parent company, by taking over the AM OLED business related inventories, intellectual property rights and employees.

On February 4, 2008, the Board of Directors changed the trade name of the Company to LG Display Co., Ltd. This change will be ratified by the shareholders during the 23rd Shareholders’ Meeting scheduled to be held on February 29, 2008.

The English translation of the report of independent accountants’ review of internal accounting control system is intended for reference only. The reader is advised to refer to the original report in Korean.

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of LG.Philips LCD Co., Ltd.(the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2007, the Company’s IACS has been designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2007, and we did not review management’s assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

February 15, 2008

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

LG.Philips LCD Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of LG.Philips LCD Co., Ltd. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2007, in all material respects, in accordance with the IACS standards.

January 14, 2008

Ron H. Wirahadiraksa
Internal Accounting Control System Officer

Kwon Young Soo
Chief Executive Officer or President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date:	March 28, 2008	By:	/s/ DongJoo Kim
(Signature)
		Name:	DongJoo Kim
		Title:	Vice President/Finance & Risk Management Department